HEXO CORP.

ANNUAL INFORMATION FORM

For the fiscal year ended July 31, 2020

OCTOBER 29, 2020

ANNUAL INFORMATION FORM

In this annual information form ("Annual Information Form" or "AIF"), unless otherwise noted or the context indicates otherwise, the "Company", "HEXO", "we", "us" and "our" refer to HEXO Corp. and its wholly-owned subsidiaries, and the terms "cannabis", "CBD", "client", "licence", "licenced producer", "THC" and "marijuana" have the meanings given to the terms "cannabis", "CBD", "client", "licence", "licenced producer", "THC" and "marihuana" respectively in the Cannabis Act (Canada) (the "Cannabis Act") and the Cannabis Regulations made under the Cannabis Act (the "Cannabis Regulations").

All currency amounts in this AIF are stated in Canadian dollars, unless otherwise noted. All financial information of the Company in this AIF is reported according to International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

Unless otherwise noted, all information in this AIF is given as of July 31, 2020.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains certain "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") which are based upon the Company's current internal expectations, estimates, projections, assumptions and beliefs. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. Such statements can often, but not always, be identified by the use of forward-looking terminology such as "expect," "likely", "may," "will," "should," "intend," or "anticipate", "potential", "proposed", "estimate" and other similar words, and expressions that are predictions or indicate future events and future trends, including negative and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Forward-looking statements included in this Annual Information Form are made only as of the date of this Annual Information Form. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to:

• the competitive and business strategies of the Company;

• the intention to grow the business, operations and potential activities of the Company, including entering into joint ventures and leveraging the brands of third parties through joint ventures and partnerships;

• the ongoing expansion of the Company's facilities, its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;

• the expansion of business activities, including potential acquisitions;

• the expected production capacity of the Company;

• the expected sales mix of offered products;

• the development and authorization of new products, including cannabis edibles and extracts ("cannabis derivatives"), and the timing of launch of such new products;

• the competitive conditions of the industry, including the Company's ability to maintain or grow its market share;

• the Company's Truss joint venture with Molson Coors Canada and the future impact thereof;

• the Company's Truss CBD USA joint venture with Molson Coors Beverage Company and the future impact thereof;

• the expansion of the Company's business, operations and potential activities outside of the Canadian market, including but not limited to the U.S., Europe, Latin America and other international jurisdictions;

• whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;

• the applicable laws, regulations and any amendments thereof;

• the Company's ability to maintain its status as neither a "passive foreign investment company" within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended nor an "investment company" within the meaning of the U.S. Investment Company Act of 1940, as amended;

• the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;

• the filing of trademark and patent applications and the successful registration of same;

• the anticipated future gross margins of the Company's operations;

• securities class action and other litigation to which the Company is subject;

• the Company's regaining compliance with the NYSE Price Listing Standard (as defined herein), the Company's ability to maintain the listing of the Common Shares (as defined below) on the NYSE and the impact of any actions the Company may be required to take to remain listed;

• the impact of the COVID-19 pandemic on the business and operations of the Company; and

• the performance of the Company's business and operations.

The purpose of forward-looking statements is to provide the reader with a description of management's expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this Annual Information Form under "Description of the Business" as well as statements regarding the Company's objectives, plans and goals, including future operating results, economic performance and patient acquisition efforts may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

Certain of the forward-looking statements and other information contained herein concerning the cannabis industry and its medical and adult-use markets and the general expectations of HEXO concerning the industry and the Company's business and operations are based on estimates prepared by HEXO using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of the cannabis industry which HEXO believe to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While HEXO is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry and newly forming adult-use market involves risks and uncertainties that are subject to change based on various factors.

Forward-looking statements are subject to numerous risks and uncertainties, including those relating to the Company's ability to execute its business plan, renew required permits and licences and related regulatory compliance matters, and other factors described in this Annual Information Form under "Risk Factors". Although the Company has based forward-looking statements contained in this Annual Information Form on assumptions that it believes are reasonable, it cautions the reader that actual results and developments (including the Company's results of operations, financial condition and liquidity, and the development of the industry in which the Company operates) may differ materially from those made or suggested by the forward-looking information contained herein.

Certain assumptions made in preparing the forward-looking statements contained in this document include:

•  the Company's ability to implement its growth strategies;

• the Company's ability to complete the conversion or buildout of its facilities on time and on budget;

• the Company's competitive advantages;

•  the development of new products and product formats for the Company's products;

•  the Company's ability to obtain and maintain financing on acceptable terms;

•  the impact of competition;

•  the changes and trends in the cannabis industry;

•  changes in laws, rules and regulations;

•  the Company's ability to maintain and renew required licences;

•  the Company's ability to maintain good business relationships with its customers, distributors and other strategic partners;

•  the Company's ability to keep pace with changing consumer preferences;

•  the Company's ability to protect intellectual property;

•  the Company's ability to manage and integrate acquisitions;

•  the Company's ability to retain key personnel; and

•  the absence of material adverse changes in the industry or Canadian or global economy, including as a result of the COVID-19 pandemic.

A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this Annual Information Form. In addition, even if results and developments are consistent with the forward-looking statements contained in this document, those results and developments may not be indicative of results or developments in subsequent periods. Such forward-looking statements are made as of the date of this Annual Information Form. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (Ontario) (the "OBCA") on October 29, 2013 as BFK Capital Corp. ("BFK"). On March 15, 2017, the Company filed articles of amendment under the OBCA to consolidate the issued and outstanding common shares in the capital of the Company (the "Common Shares") and to change its name to "The Hydropothecary Corporation". On August 29, 2018, the Company filed articles of amendment under the OBCA to change its name to "HEXO Corp."

The Company's head office is located at 3000 Solandt Road, Kanata, Ontario, K2K 2X2. The Company's registered office is located at Suite 6000, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E2.

Intercorporate Relationships

As of the date of this Annual Information Form, the Company has two wholly-owned subsidiaries, HEXO Operations Inc. ("HEXO Operations" or "HOI") and HEXO USA Inc. ("HEXO US").

The following chart illustrates the Company's corporate structure as of the date of this Annual Information Form, including details of the jurisdiction of incorporation of each subsidiary:

In addition, through HEXO Operations, the Company owns interests in certain associates and joint ventures as follows:

(a) a 42.5% interest in Truss Limited Partnership ("Truss"), a limited partnership formed under the laws of Ontario for the Company's joint venture with Molson Coors Canada (see "General Development of the Business - Three Year History - Joint Ventures - Molson Coors Canada - Truss");

(b) a 42.5% interest in Truss CBD USA, a limited liability company formed under the laws of Colorado for the Company's joint venture with Molson Coors Beverage Company (see "General Development of the Business - Three Year History - Joint Ventures - Molson Coors - Truss CBD USA");

(c) a 51% interest in HEXO MED S.A., a company formed under the laws of Greece for the Company's joint venture with QNBS P.C. (formerly Qannabos) (see "General Development of the Business - Three Year History - Expansion into Greece");

(d) a 25% interest in Belleville Complex Inc., a corporation formed under the laws of Canada with Olegna Holdings Inc. for the ownership of the Company's facility in Belleville, Ontario (see "General Development of the Business - Three Year History - Facilities");

(e) a 60% interest in Neal Up Brands Inc., a corporation formed under the laws of Ontario for the Company's joint venture with Neal Brothers Inc. (see "General Development of the Business - Three Year History - Newstrike Acquisition"); and

(f) a 60% interest in Keystone Isolation Technologies Inc., a corporation formed under the laws of Ontario for the Company's joint venture with Chroma Global Technologies Ltd (see "General Development of the Business - Three Year History - Joint Ventures - Keystone Isolation Technologies Inc").

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

Introduction

The Company is in the business of producing, marketing and selling cannabis through its wholly-owned subsidiary, HEXO Operations, a licenced producer under the Cannabis Regulations, from its facilities in Ontario and Québec.

The business of the Company was formed when BFK, which had completed an initial public offering as a Capital Pool Company under Policy 2.4 of the TSX Venture Exchange (the "TSXV") on November 12, 2014, acquired all of the issued and outstanding common shares of The Hydropothecary Corporation ("Predecessor THCX") on March 15, 2017 pursuant to a three-cornered amalgamation which was BFK's "Qualifying Transaction" under Policy 2.4 of the TSXV (the "Qualifying Transaction").

Predecessor THCX had been formed in August 2013 with the strategic purpose of seeking a licence under the regulatory regime for cannabis for medical purposes introduced by Health Canada in 2013, the Marihuana for Medical Purposes Regulations (the "MMPR"), and developing a premium brand and offering a suite of products and services for this new market. In November 2014, Predecessor THCX acquired 167151 Canada Inc. ("167 Canada"), which had received a licence under the MMPR in March 2014 to produce, possess and destroy cannabis for medical purposes. Through 167 Canada as its wholly-owned subsidiary, Predecessor THCX commenced commercial production and sales of legal cannabis for medical purposes in Canada. Predecessor THCX had its first harvest on October 8, 2014.

In connection with the completion of the Qualifying Transaction, the Company consolidated the issued and outstanding Common Shares prior to acquiring the common shares of Predecessor THCX and changed its name to "The Hydropothecary Corporation". As a result of the Qualifying Transaction, the Company met the TSXV's listing requirements and the Common Shares commenced trading on the TSXV under the symbol "THCX" on March 21, 2017.

Over the last three years, the Company has experienced rapid growth as the cannabis industry experienced the legalization of adult-use recreational cannabis in October 2018 and the legalization of cannabis derivatives in October 2019. This period has been marked by significant expansion of the Company's facilities, strategic investments and joint ventures, and a number of equity financings as described below, as the Company sought to build the infrastructure and capabilities necessary for growth, obtain necessary cultivation and sales licences, develop and expand its product offerings and expand its sales and distribution channels and develop market share.

Facilities

The Company's operations started at its Gatineau, Quebec location, which was initially acquired when Predecessor THCX purchased 167 Canada. The Company's main cultivation facility is located at the Gatineau location and over the past few years, the Company has significantly expanded capacity at the facility, adding additional lands and a 250,000 sq. ft. greenhouse completed in June 2018 and a 1 million sq. ft. greenhouse completed in December 2018.

The Company further expanded its facilities in September 2018, with the acquisition of an interest in an initially configured 2,004,000 sq. ft. facility in Belleville, Ontario to serve as its centralized processing, manufacturing and distribution centre. With its centralized location, conveniently located along primary shipping routes in Ontario, the facility enables the Company to process and distribute products and fulfil commitments across Canada, delivering on the Company's national expansion strategy, and provides capacity for the manufacturing of advanced cannabis products, including cosmetics, vapes, non-alcoholic beverages and other edibles. The facility now serves as the Company's main production facility for processing, extraction and packaging, and the manufacturing of cannabis derivative products. The space also supports the Company's product development and partnering model, as its scalability, flexibility and location are ideal to deliver on intended future joint ventures with Fortune 500 companies for cosmetics, edibles, vapes, and other products containing cannabis, positioning it to become a centre of excellence for all of HEXO's joint ventures. The Company's Truss joint venture with Molson Coors Canada has been located within this facility and is currently operated through HEXO's Cannabis Infused Beverages division ("HEXO CIB") pending Truss obtaining its own independent licence from Health Canada.

The Belleville facility is owned by Belleville Complex Inc., which is majority owned by Olegna Holdings Inc., a corporation controlled by a director of the Company. In addition to initially leasing approximately 579,000 sq. ft. of space in the building under a long-term lease, HEXO acquired a 25% interest in Belleville Complex from Olegna Holdings Inc. The facility now comprises 932,190 sq. ft. of leased commercial space within a larger approximately 1.5 million sq. ft. industrial facility, with rights of first offer and first refusal to lease the remaining space in the facility.

The Company's facilities were further expanded in May 2019 when it acquired Newstrike Brands Ltd. ("Newstrike"), which was the parent company of Up Cannabis Inc. ("Up Cannabis"), a producer of cannabis licenced to both cultivate and sell cannabis in all acceptable forms. With the purchase of Newstrike, the Company acquired Newstrike's cultivation facilities in Niagara, Ontario and Brantford, Ontario. The Company subsequently sold the Niagara facility in June 2020 after concluding that its production capacity was no longer required following a strategic review of its cultivation assets in March 2020.

Health Canada Licences

The Company is licenced to produce and sell cannabis and cannabis products as a licenced producer under the provisions of the Cannabis Regulations.

The Company received its initial licence when Predecessor THCX was issued a licence under the MMPR for the Gatineau facility to cultivate cannabis for medical purposes through 167 Canada in March 2014, which was subsequently amended in May 2015 to permit it to sell cannabis for medical purposes. The MMPR were replaced by the Access to Cannabis for Medical Purposes Regulations "ACMPR") in August 2016 and subsequently replaced by the Cannabis Regulations on October 17, 2018.

The Company's licence for the Gatineau facility (the "Gatineau Licence"), which is issued to HEXO Operations, has been renewed and amended several times over the last few years as the Gatineau facility has expanded and new activities have been licenced. The Gatineau Licence was most recently renewed on April 7, 2020 and has a term ending on April 7, 2023. The Gatineau Licence currently authorizes the Company to conduct activities relating to cannabis and permits the production, sale, possession, shipping, transportation, delivery and destruction of fresh cannabis, dried cannabis, cannabis plants, cannabis seeds, cannabis oil and cannabis resin, all as set out therein, in accordance with the Cannabis Act and the Controlled Drugs and Substances Act (the "CDSA"). The Gatineau Licence covers all nine of the buildings at the Gatineau facility and authorizes unlimited production of cannabis.

Since October 17, 2019, the Company has submitted over 1209 Notices of New Cannabis Products to Health Canada as per section 244 of the Cannabis Regulations. These include both HEXO and Truss products.

On October 25, 2019, the Company also obtained a Research and Development Licence from Health Canada (the "R&D Licence") for the Gatineau facility. The R&D Licence expands the scope of work that can be conducted on cannabis and its derivatives at the Gatineau facility. On August 27, 2020, the R&D Licence was amended and now allows the Company to conduct research and development at its Belleville and Vaughan, Ontario facilities. The R&D Licence expires on October 25, 2024.

The Company also obtained two Health Canada licences through the acquisition of Newstrike in May 2019. These licences were issued to Newstrike's subsidiary, Up Cannabis, for its facility in Brantford, Ontario (the "Brantford Licence") and its facility in Niagara, Ontario (the "Niagara Licence"). The Niagara facility was subsequently sold in June 2020, at which time the Niagara Licence was revoked (see "General Development of the Business - Three Year History - Newstrike Acquisition"). The Brantford Licence was most recently renewed on December 6, 2019 and has a term ending on December 6, 2022.

The Company obtained an initial licence for its Belleville facility (the "Belleville Licence") on October 25, 2019. The Belleville Licence was initially a processor license authorizing standard processing and sale of cannabis for medical purposes. The Belleville Licence was amended on May 29, 2020 to authorize the sale of dried and fresh cannabis, cannabis extracts, cannabis topicals and edible cannabis products. The Company expects this amendment will allow it to achieve greater economies of scale, expand roll out of 2.0 products and continue on its national expansion strategy. The Belleville Licence amendment also encompasses the expansion of the licensed area to include the beverage production area dedicated to the Company's Truss joint venture with Molson Coors Canada. The Belleville Licence was renewed effective October 21, 2020 and has a term ending on October 21, 2023.

Supply Channels

As the first licenced producer based in Quebec, the Company's initial focus was on building a leadership position in Quebec for supplying its legalized adult-use market. In April 2018, the Company entered into a commercial agreement with the Société des alcools du Québec (the "SAQ") to be the preferred supplier of cannabis products for the Québec market for the first five years post-legalization of the adult use market, with an option to extend the term for an additional year. Under the agreement, the Company was slated to supply 20,000 kg of products in the first year of the agreement and expected to supply 35,000 kg in the second year and 45,000 kg in the third. The volumes for the final two years of the agreement were to be established based on the sales generated in the first three years. The supply arrangement covers the full range of the Company's products and brands, from flowers to cannabis oil. During the first year of the agreement, HEXO supplied approximately 10,000 kg under the agreement. While the Company did not achieve the expected sales during the first year of the agreement, it remains a preferred supplier of the Société québécoise du cannabis ("SQDC") with an approximately 33% market share based on volume and is working on expanding its product offerings with the SQDC based on consumer demands and as the SQDC continues the roll-out of its retail distribution channels. Based on the Company's belief that any exercise of committed purchase features for a larger amount during the first year of the agreement would have been short sighted, by amendment effective on January 17, 2020, the Company contractually relieved the SQDC of the first year obligation to purchase the full 20 tons of the outstanding commitment. While the Company did not achieve the expected volume for the first year, it met its goal of achieving a premier market share in Quebec and remains a preferred supplier to the SQDC.

While the Company continues to strive towards maximizing its annual sales with the SQDC, as of the date of this AIF, based on current market conditions which include but are not limited to, fewer brick and mortar SQDC stores than originally scheduled for initial rollout (150 revised down to 100) and evolving and more restrictive provincial regulation over cannabis consumption, the Company no longer expects to achieve the previously anticipated 35 tonnes in the second year of legalization under its contract with the SQDC. If these conditions continue, the Company expects it will not likely achieve the previously anticipated 45 tonnes in the third year of legalization under our contract with the SQDC either. As previously disclosed by the Company, both of these amounts are non-binding targets and there are no requirements for the SQDC to purchase these amounts. Until there is greater clarity and stability of market conditions, it is difficult for the Company to predict with any degree of certainty what sales levels may be expected or achieved. In any event, the Company remains a preferred supplier of the SQDC as it continues to expand its product offerings and achieve maximum sales based on the demands of consumers, maintain market leadership and the current and evolving market.  The Company currently supplies the SQDC with HEXO, HEXO Plus and Original Stash products as well as Truss beverage products (currently through HEXO CIB pending Truss obtaining its own independent licence from Health Canada).

In addition, and separate from the five-year supply contract the Company has with the SQDC, the Company also holds a distribution agreement with the SQDC under which it manages, with Metro Supply Chain Group Inc., the warehouse and distribution of products from all licensed producers who have contracts with the SQDC for all direct-to-consumer shipments within the Province of Quebec for Quebec adult-use orders placed through the SQDC's online webstore. In consideration for its services in managing the warehouse and distribution of these products under the agreement, the Company earns management fees from the SQDC.

Having established a leadership position in Quebec, the Company has since continuously focused on expanding its supply channels for the legalized adult-use market within both public and private sector channels across Canada. In addition to negotiating supply arrangements on its own, with the acquisition of Newstrike in May 2019, the Company acquired certain material supply agreements and arrangements, including with the Alberta Gaming and Liquor Commission, the Ontario Cannabis Retail Corporation, the British Columbia Liquor Distribution Branch and Cannabis N.-B. Ltée / Cannabis NB Ltd. As of the date of this Annual information Form, HEXO has established supply channels within ten  provinces through supply agreements and arrangements with the government-run and/or private retailers.

Newstrike Acquisition

On May 24, 2019, the Company acquired all of the issued and outstanding common shares of Newstrike in exchange for Common Shares through a plan of arrangement (the "Newstrike Acquisition"). Newstrike was the parent company of Up Cannabis, a producer of cannabis licenced to both cultivate and sell cannabis in all acceptable forms. As a result of the acquisition, the Company issued a total of 35,394,041 Common Shares to the former shareholders of Newstrike and reserved an additional 2,011,863 and 7,196,166 Common Shares for issuance to the holders of stock options of Newstrike and the holders of the common share purchase warrants of Newstrike, respectively. A class of Newstrike warrants which were listed for trading on the TSXV under the symbol "HIP.WT.A" and which expire on June 19, 2023 continue to trade on the TSXV until the earliest to occur of their exercise, expiry or delisting.

As a result of the Newstrike Acquisition: (i) Newstrike became a wholly-owned subsidiary of HEXO, as a result of which all of the property and assets of Newstrike and its subsidiaries became indirectly held by HEXO; (ii) the Company acquired certain material supply agreements and arrangements, including with the Alberta Gaming and Liquor Commission, the Ontario Cannabis Retail Corporation, the British Columbia Liquor Distribution Branch and Cannabis N.-B. Ltée / Cannabis NB Ltd.; (iii) the Company acquired Newstrike's facilities in Niagara, Ontario and Brantford, Ontario; and (iv) the Company acquired a 60% interest in Neal Up Brands Inc. ("Neal Up Brands"), a joint venture with Neal Brothers Inc. to create to create a co-branded specialty food products company to develop, market and sell cannabis edibles.

The Newstrike acquisition constituted a "significant acquisition" for the Company under applicable securities laws. As a result, the Company filed a business acquisition report in respect the acquisition on August 7, 2019, and amended and restated business acquisition reports on September 25, 2019 and October 9, 2019. The reports are available under the Company's profile on SEDAR at www.sedar.com.

Newstrike, together with its subsidiaries and certain other entities affiliated with HEXO, was amalgamated into Hexo Operations effective August 1, 2019.

The Company subsequently sold the Niagara facility in June 2020 after concluding that its production capacity was no longer required following a strategic review of its cultivation assets in March 2020.

Joint Ventures

Keystone Isolation Technologies Inc.

On July 19, 2018, HEXO entered into a joint venture with Chroma Global Technologies Inc. ("Chroma") to carry on a cannabis extraction business applying Chroma chromatography extraction solutions to carry out cannabis and hemp extraction on an industrial scale. KIT is expected to provide the Company with high quality extraction technology to facilitate production transformation of certain of the Company's derivative products. The joint venture, Keystone Isolation Technologies Inc ("KIT"), will be a critical component in HEXO's plans to enter the U.S. CBD market.

As at the date of this Annual information Form, KIT's management is still being assembled and implemented. The board is comprised of 5 members as follows: Taras Korec, Sr. VP of Procurement at HEXO, James McMillan, Chief Development Officer of HEXO, Mohammed Max Alsayar, IP and Compliance Manager at HEXO, Rene David of Chroma and Fake (Frank) Zhu of Chroma.

Molson Coors Canada - Truss

On August 1, 2018, HEXO and Molson Coors Canada, the Canadian business unit of Molson Coors Beverage Company (NYSE: TAP; TSX: TPX), entered into an agreement to form a joint venture to pursue opportunities to develop non-alcoholic, cannabis-infused beverages for the Canadian market following adult-use legalization.

The transaction was subsequently completed on October 5, 2018. Under the transaction, HEXO and Molson Coors Canada have formed a stand-alone entity named Truss Limited Partnership ("Truss") with its own board of directors (through its general partner, Truss GP Inc.) and an independent management team led by former Molson Coors executive, Brett Vye, in the role of Chief Executive Officer. The Company holds a 42.5% interest in Truss, while Molson Coors Canada holds the remaining 57.5% interest. The five-member board of directors for Truss is comprised of Frederic Landtmeters, President and CEO of Molson Coors Canada, Paul Holden, VP of Legal and Industry Affairs of Molson Coors Canada, Scott Cooper, VP, Global Innovation of Molson Coors (and Chairman of the Truss board), Sebastien St-Louis, President and Chief Executive Officer and co-founder of HEXO, and Vincent Chiara, Director of HEXO.

In connection with the closing of the transaction, HEXO issued 11,500,000 common share purchase warrants to an affiliate of Molson Coors Canada, each of which is exercisable to acquire one Common Share for a period of three years at an exercise price of $6.00 per share.

HEXO MED

On September 26, 2018, HEXO announced plans to enter into a joint venture with Greek company QNBS P.C. (formerly Qannabos) ("QNBS") to establish a Eurozone processing, production and distribution centre in Greece to catalyze a vertically integrated cannabis enterprise to capitalize on the current medical markets. HEXO's plan to establish operations in Greece marked the Company's first foray into the European cannabis market. The move was intended to provide the Company with a presence in Europe with the expectation of supplying a full suite of brands in France, the United Kingdom, and other European markets once regulations permit. The agreement between HEXO and QNBS planned for the development of 350,000 sq. ft. of licenced infrastructure that would be used for manufacturing, processing and distribution of medical cannabis products, powered by HEXO, destined for the European market.

The transaction was subsequently completed on October 30, 2018. Under the transaction, HEXO and QNBS formed a stand-alone entity named HEXO MED S.A. ("HEXO MED"). The Company initially held a 33.3% interest in HEXO MED, while QNBS held the remaining 66.4% interest, but subsequently increased its ownership to 51% through an additional investment in HEXO MED in the amount of €500,000 completed in September 2019.

HEXO MED received its European medical cannabis license in June 2019. Following a thorough assessment by the Company of its future capital needs and obligations, the Company advised HEXO MED and QNBS in early 2020 that any further funding from the Company had been placed on hold, following which HEXO MED sought independent financing for the commencement of its business plan. Subsequent to the 2020 fiscal year end, and following further reassessment of aspects of the business plan for HEXO MED, the Company and QNBS agreed that they would part ways with one another, with HEXO disposing of its interest in HEXO MED in a continued effort to refocus its capital, resources and efforts towards the immediate Canadian cannabis market. Effective October 28, 2020, the joint venture was terminated and the Company transferred its shares in HEXO MED to QNBS for a nominal amount.

Molson Coors - Truss CBD USA

On April 15, 2020, Molson Coors Beverage Company and the Company announced the formation of the Truss CBD USA joint venture to explore opportunities for non-alcohol hemp-derived CBD beverages in Colorado. Established in Colorado, Truss CBD USA will be majority owned by Molson Coors Beverage Company and will operate as a stand-alone entity with its own board of directors, management team, resources and go-to-market strategy. All production and distribution for Truss CBD USA will be kept within Colorado state lines since it is one of a few states that has an established regulatory framework for hemp-derived CBD in food and beverages. The Truss CBD USA joint venture and HEXO's activities in relation to it will be conducted in accordance with all applicable laws. The Company does not currently have and is not in the process of developing marijuana-related activities in United States, even in U.S. states where such activity has been authorized within a state regulatory framework. As such, the Company is not and would not be considered in the future a "U.S. Marijuana Issuer" within the meaning set forth in CSA Staff Notice 51-352 (Revised) - Issuers with U.S. Marijuana-Related Activities.

Neal Up Brands

As noted above, as a result of the Newstrike Acquisition, the Company acquired a 60% interest in the Neal Up Brands joint venture with Neal Brothers Inc. On May 8, 2020, the Company and Neal Brothers Inc. agreed to wind up and dissolve Neal Up Brands. The remaining assets in Neal Up Brands, consisting of initial investments of $1.5 million and $1.0 million respectively, were subsequently distributed to the Company and Neal Brothers Inc., and the dissolution of Neal Up Brands is planned to occur once a required consent letter from the Ministry of Revenue is obtained.

Stock Exchange Listings

TSX

The Common Shares commenced trading on the Toronto Stock Exchange (the "TSX") under the symbol "HEXO" on June 22, 2018, after the Company had received approval from the TSX to graduate from the TSXV and list its Common Shares on the TSX. Certain common share purchase warrants of the Company also commenced trading on the TSX under the symbol "HEXO.WT". These warrants subsequently expired on January 30, 2020.

NYSE American

The Common Shares commenced trading on the NYSE American LLC (the "NYSE-A") under the symbol "HEXO" on January 23, 2019, after the Company had received approval from the NYSE-A to list its Common Shares on the NYSE-A.

NYSE

The Common Shares subsequently commenced trading on the New York Stock Exchange (the "NYSE") under the symbol "HEXO" on July 16, 2019, after the Company had received approval from the NYSE to transfer the listing of its Common Shares from the NYSE-A to the NYSE.

On April 7, 2020, the Company received notification from the NYSE that it was no longer in compliance with the NYSE's US$1.00 share price continued listing standard (the "NYSE Price Listing Standard") as a result of the average closing price of the Common Shares on the NYSE falling below US$1.00 for a consecutive 30 trading-day period. The issuance of the notification was not discretionary and is sent automatically when a listed company's share price falls below the NYSE Price Listing Standard.

Under the NYSE's rules, the Company can regain compliance with the NYSE Price Listing Standard and avoid delisting if, within six months from the date of the NYSE notification, the Common Shares have a closing price on the last trading day of any calendar month and a concurrent 30 trading day average closing price of at least US$1.00 per share. If the Company has not regained compliance by the end of this six month cure period, the NYSE will commence suspension and delisting procedures. In response to the COVID-19 pandemic, the NYSE made a rule filing with the SEC which became effective on April 21, 2020 for relief on the NYSE Price Listing Standard which provides for an extension of the cure period until June 30, 2020. As a result of this ruling filing, the Company currently has until December 16, 2020 to restore compliance with the NYSE Price Listing Standard.

The Company plans to restore compliance with the NYSE Price Listing Standard, and to continue to maintain access to a broad range of investors, equity capital and trading liquidity through its NYSE listing, by completing a consolidation of the Common Shares on the basis of eight (8) old Common Shares for one (1) new Common Share. The consolidation requires shareholder approval and will be submitted to the Company's shareholders for approval at an annual and special meeting of shareholders scheduled to be held on December 11, 2020. The consolidation is also subject to approval by the TSX and the NYSE. Assuming the receipt of all required approvals for the consolidation, the Company will file articles of amendment under the OBCA  to effect the consolidation soon after the shareholders meeting. NYSE will then confirm the Company has regained compliance with the NYSE Price Listing Standard once the post-consolidation trading of the Common Shares has resulted in the Common Shares having a 30 trading day average closing price of at least US$1.00 per share. The Common Shares will continue to be listed and traded on the NYSE during this period, subject to continued compliance with the NYSE's other continued listing standards, under the symbol "HEXO", but the NYSE has assigned a ".BC" indicator to the symbol to denote that the Company is below the NYSE Price Listing Standard. This indicator will be removed at such time as the Company is deemed compliant with the NYSE Price Listing Standard.

Non-compliance with the NYSE Price Listing Standard does not affect the Company's business operations or its reporting requirements to any securities regulatory authorities, nor does it affect the continued listing and trading of the Common Shares on the TSX or breach or cause an event of default under any of the Company's agreements with its lenders.

Financing Activities

The Company has completed several equity and debt financings over the past few years as described below.

Predecessor THCX Financings

Between March 2014 and November 2016, Predecessor THCX completed various private placement financings for gross proceeds of approximately $35 million to funds its operations and investigated options for going public and raising additional capital to grow its business. In addition, in connection with the Qualifying Transaction, Predecessor THCX completed both a brokered and a non-brokered private placement of common shares for gross proceeds of $17.5 million.

July 2017 Private Placement of Unsecured 8% Convertible Debentures and Subsequent Conversion

On July 18, 2017, the Company completed a bought deal private placement of unsecured convertible debenture units for aggregate gross proceeds of $25.1 million. Under the placement, the Company issued a total of $25.1 million of 8.0% senior unsecured convertible debentures and 7,856,300 common share purchase warrants. Effective December 27, 2017, the Company exercised a right to force the conversion of all of the outstanding principal amount of the debentures and unpaid accrued interest thereon into Common Shares. In addition, effective January 2, 2018, the Company exercised a right to accelerate the expiry date of the warrants from July 18, 2019 to February 1, 2018.

November 2017 Public Offering of 7.0% Unsecured Debenture Units and Subsequent Conversion

On November 24, 2017, the Company completed a bought deal public offering of 7.0% unsecured convertible debenture units for aggregate gross proceeds of $69.0 million. Under the offering, the Company issued a total of $69.0 million of 7.0% unsecured convertible debentures and 15,663,000 common share purchase warrants. Effective January 15, 2018, the Company exercised a right to force the conversion of all of the outstanding principal amount of the debentures and unpaid accrued interest thereon into Common Shares. In addition, effective May 24, 2018, the Company exercised a right to accelerate the expiry date of the warrants from November 24, 2019 to June 25, 2018.

January 2018 Public Offering of Units

On January 30, 2018, the Company completed a bought deal public offering of 37,375,000 units at a price of $4.00 per unit for aggregate gross proceeds of $149.5 million. Each unit consisted of one Common Share and one-half of one common share purchase warrant, with each whole warrant being exercisable to purchase one Common Share for a period of two years at an exercise price of $5.60 per share, subject to adjustment in certain events.

January 2019 Public Offering of Common Shares

On January 30, 2019, the Company completed a marketed underwritten public offering of 8,855,000 Common Shares at a price of $6.50 per share for aggregate gross proceeds of $57,557,500, inclusive of a fully exercised over-allotment option of 1,155,000 Common Shares.

February 2019 Credit Facility

On February 14, 2019, the Company entered into a syndicated credit facility with the Canadian chartered bank affiliate of CIBC World Markets Inc. as Sole Bookrunner, Co-Lead Arranger and Administrative Agent and the Canadian chartered bank affiliate of BMO Nesbitt Burns Inc. as Co-Lead Arranger and Syndication Agent (together, with other lenders under the credit facility, the "Lenders"). The Lenders have provided the Company up to $65 million in secured debt financing at a rate of interest that is expected to average in the mid-to-high 5% per annum range. The credit facility consists of a $50 million term loan and a $15 million revolving loan with an uncommitted option to increase the facility by another $135 million for a total of $200 million. Both loans mature in 2022. The Company may repay the loan without penalty, at any time. The proceeds from the credit facility, which provided the Company with additional capital without dilution of its shareholders, were used by the Company to partially fund the expansion of the Gatineau facility as well as retrofitting and leasehold improvement activity at the Belleville facility.

December 2019 Private Placement of Convertible Debentures

On December 5, 2019, the Company completed a non-brokered private placement of 8.0% unsecured convertible debentures maturing on December 5, 2022 (the "Debentures") for aggregate gross proceeds of $70.0 million (the "Debenture Private Placement"). The Debentures are convertible into Common Shares at the option of the holder at any time after December 7, 2020 and prior to maturity at a conversion price of $3.16 per share (the "Conversion Price"), subject to adjustment in certain events. The Company may force the conversion of all of the then outstanding Debentures at the Conversion Price at any time after December 7, 2020 and prior to maturity on 30 days' notice if the daily volume weighted average trading price of the common shares of the Company is greater than $7.50 for any 15 consecutive trading days. At any time on or before December 4, 2020, the Company may repay all, but not less than all, of the principal amount of the Debentures, plus accrued and unpaid interest.

On maturity, the holders of the Debentures have the right to require the Company to repay any principal amount of their Debentures through the issuance of common shares of the Company in satisfaction of such amounts at a price equal to the volume weighted average trading price of the common shares on the TSX for the 5 trading days immediately preceding the payment date. In accordance with the rules of the TSX, shareholder approval will be required for the issuance of any common shares where: (i) the number of common shares issuable would exceed 25% of the number of common shares outstanding prior to the closing date of the Debenture Private Placement; or (ii) the number of common shares issuable to insiders would exceed 10% of the number of common shares outstanding prior to the Closing Date.

December 2019 Registered Direct Offering

On December 31, 2019, the Company completed a registered direct offering of Common Shares with certain U.S. institutional investors for aggregate gross proceeds of US$25.0 million (the "December 2019 Offering"). Under the December 2019 Offering, the Company sold 14,970,062 Common Shares to the investors at a price of US$1.67 per share, and also issued to the investors 7,485,032 common share purchase warrants (the "December 2019 Warrants"). Each December 2019 warrant is exercisable by the holder to purchase one Common Share at an exercise price of US$2.45 per share for a period of five years.

January 2020 Registered Direct Offering

On January 22, 2020, the Company completed a registered direct offering of Common Shares with certain U.S. institutional investors for aggregate gross proceeds of US$20.0 million (the "January 2020 Offering"). Under the January 2020 Offering, the Company sold 11,976,048 Common Shares to the investors at a price of US$1.67 per share, and also issued to the investors 5,988,024 common share purchase warrants (the "January 2020 Warrants"). Each January 2020 Warrant is exercisable by the holder to purchase one Common Share at an exercise price of US$2.45 per share for a period of five years from issuance.

April 2020 Public Offering

On April 13, 2020, the Company completed an underwritten public offering for aggregate gross proceeds of $46,046,000 (the "April 2020 Offering"). Under the April 2020 Offering, the Company sold 59,800,000 units at a price of $0.77 per unit, including 7,800,000 units sold on the exercise in full of an over-allotment option granted to the underwriters for the April 2020 Offering, with each unit consisting of one Common Share and one common share purchase warrant (an "April 2020 Warrant"). Each April 2020 Warrant is exercisable by the holder to purchase one Common Share at an exercise price of $0.96 per share for a period of five years from issuance.

May 2020 Public Offering

On May 21, 2020, the Company completed an underwritten public offering for aggregate gross proceeds of $57,546,000 (the "May 2020 Offering"). Under the May 2020 Offering, the Company sold 63,940,000 units at a price of $0.90 per unit, including 8,340,000 units sold on the exercise in full of an over-allotment option granted to the underwriters for the May 2020 Offering, with each unit consisting of one Common Share and one-half of one common share purchase warrant (each whole warrant, a "May 2020 Warrant"). Each May 2020 Warrant is exercisable by the holder to purchase one Common Share at an exercise price of $1.05 per share for a period of five years.

June 2020 Early Conversion of Certain Debentures

On June 10, 2020 and June 30, 2020, the Company completed an early conversion option transaction (the "Early Conversion Option") in respect of the Debentures issued under the Debenture Private Placement in two closings, whereby $29,860,000 aggregate principal amount of the Debentures was voluntarily converted by the holders of the Debentures into an aggregate of 37,325,000 units of the Company (the "Conversion Units") at a price of $0.80 per Conversion Unit. Each Conversion Unit consisted of one Common Share (a "Conversion Share") and one-half of one common share purchase warrant of the Company (each whole warrant, a "Conversion Warrant"). Each Conversion Warrant is exercisable by the holder to purchase one Common Share (a "Conversion Warrant Share") at an exercise price of $1.00 per share for a period of three years from issuance.

The Early Conversion Option had been offered to all holders of the Company's $70.0 million aggregate principal amount of Debentures in May 2020, subject to acceptance by Debentureholders holding a minimum of $20.0 million aggregate principal amount of the Debentures and a limit of $30.0 million aggregate principal amount of the Debentures being converted (with pro rata conversion in the event that Debentureholders owning more than this amount elected to participate in the Early Conversion Option).

The Early Conversion Option did not affect the rights of those Debentureholders who did not accept it. Debentureholders who did not participate in the Early Conversion Option are not entitled to the benefit of the Early Conversion Option, will not receive the Conversion Units issuable upon conversion of the Debentures subject to the Early Conversion Option, and will retain their full existing rights under the Debentures including their existing conversion rights.

The Conversion Shares were issued subject to restrictions against resale for a period of one year from issuance as part of the terms of the Early Conversion Option. In addition, the Conversion Warrants and Conversion Warrant Shares were issued subject to resale restrictions ending 4 months and one day from issuance of the Conversion Warrants under applicable securities laws.

June 2020 At-The-Market Offering Program

On June 16, 2020, the Company established an at-the-market equity program (the "ATM Program") allowing it to issue up to $34,500,000 (or its U.S. dollar equivalent) of Common Shares from treasury to the public from time to time, at the Company's discretion, through the facilities of the TSX, the NYSE or any other marketplace on which the Common Shares are listed, quoted or otherwise traded, at the prevailing market price at the time of sale.

On August 13, 2020, the Company announced that it had completed the ATM Program.  Under the ATM Program, the Company sold an aggregate of 33,921,979 Common Shares between June 18, 2020 and July 31, 2020.  The Common Shares were sold at prevailing market prices for gross proceeds of C$17,248,047 for Canadian sales and US$12,751,168 for U.S. sales, or total gross proceeds of C$34,497,272 after applying applicable US$-C$ exchange rates.

Litigation

The Company is currently named as a defendant in the following class action litigation and may be subject to similar or other litigation in the future.

Miller v. HEXO Corp. et al., Quebec Superior Court of Justice

The Company and its Chief Executive Officer are defendants in a putative class-action lawsuit pending in the Québec Superior Court brought on behalf of certain purchasers of shares of the Company and filed on November 19, 2019. The lawsuit asserts causes of action for misrepresentations under the Québec Securities Act and the Civil Code of Québec in connection with certain statements contained in HEXO's prospectus, public documents and public oral statements between April 11, 2018 and November 15, 2019.  The allegations relate to: (1) statements made by HEXO regarding its agreement with the Province of Québec to supply cannabis; (2) statements made by HEXO regarding its acquisition of Newstrike, particularly the licensing of the Newstrike facilities and the forecasted synergies and/savings from the Newstrike acquisition; (3) statements made by HEXO about the net revenues in Q4 2019 and fiscal year 2020; and (4) the certifications by Louis St-Louis and the underwriters of HEXO. The plaintiffs seek to represent a class comprised of Québec residents who acquired HEXO' securities either in an Offering (primary market) or on the secondary market during such period and seek compensatory damages for all monetary losses and costs. The amount claimed for damages has not been quantified. The action is in a preliminary stage and has not yet been authorized as a class action. The claim was amended on September 15, 2020, to include all security holders throughout the world (excluding investors who acquired HEXO securities in an Offering in the United States between January 23, 2019 and March 30, 2020 and investors who acquired HEXO securities on United States exchange between January 23, 2019 and March 30, 2020), add allegations of misrepresentations relating to statements made about the value of HEXO'S inventory, extend the class period to March 30, 2020 and discontinue the proceedings against CIBC World Markets Inc. and BMO Nesbitt Burns Inc.. As at October 14, 2020 the proposed September 15, 2020 amendments remain subject to approval by the Court.

Morley v. HEXO Corp. et al., Ontario Superior Court of Justice

The Company, its Chief Executive Officer and the co-lead underwriters in the Company's offering of equity securities in Canada in January 2019 are defendants in a putative class-action lawsuit pending in the Ontario Superior Court of Justice brought on behalf of certain purchasers of securities of the Company. The lawsuit asserts statutory cause of actions under Canadian provincial securities legislation including sections 130 and 138.3 of the Securities Act (Ontario) and common law misrepresentation in connection with statements made by the defendants that are alleged to have been materially false and/or misleading, and their alleged failure to disclose material adverse facts. The alleged misrepresentations and omissions are alleged to have been made between April 11, 2018 and October 28, 2019 (including in the Company's prospectus supplement dated January 24, 2019), and between March 13, 2019 and November 15, 2019. The alleged misrepresentations relate to the synergies and revenues to be derived from the acquisition of Newstrike and the Company's supply agreement with the Province of Québec. The plaintiff seeks to represent a class comprised of purchasers of HEXO securities during such periods and seeks damages, costs and expenses and such other relief as may be determined by the Court. The amount claimed for damages has not been quantified. This action is in a preliminary state and has not yet been certified as a class action. The representative plaintiff has agreed to discontinue this action without payment of costs to the defendants, subject to court approval. The Company is consenting to the discontinuance on this basis.

Donald Burd v. HEXO Corp. et al., Ontario Superior Court of Justice

The Company and its Chief Executive Officer are named as defendants in a putative securities class action filed on February 14, 2020 in the Ontario Superior Court of Justice brought on behalf of certain purchasers of shares of Newstrike who received shares of the Company as a result of the Company's acquisition of Newstrike on May 24, 2019. The lawsuit asserts causes of action under section 131 of the Ontario Securities Act, section 205 of the Alberta Securities Act and other provincial securities legislation, as well as common law negligent misrepresentation. It is alleged that between May 17 and October 28, 2019 the defendants misrepresented the certainty of the Company's supply contract with the Province of Quebec and the resultant revenues therefrom, made false representations about expected synergies and revenues that would result from the acquisition of Newstrike, and misrepresented the efficacy of the Company's internal controls over financial reporting.  It is also alleged that the defendants induced Newstrike to release certain disclosure documents that contained misrepresentations about the Company's business operations. The plaintiff seeks to represent a class of persons who acquired securities of Newstrike prior to May 17, 2019 who received shares of the Company from its acquisition of Newstrike and held shares until the close of trading on June 12, October 9 and/or October 28, 2019 and seeks damages, costs and expenses and such other relief as may be determined by the Court. The amount claimed for damages has not been quantified. This action is in a preliminary state and has not yet been certified as a class action. The representative plaintiff has agreed to discontinue this action without payment of costs to the defendants, subject to court approval. The Company is consenting to the discontinuance on this basis.

Perez v. HEXO Corp. et al., United States District Court, Southern District of New York

The Company and certain of its current and former officers are defendants in a putative class-action lawsuit pending in the U.S. District Court for the Southern District of New York brought on behalf of certain purchasers of shares of the Company and filed on November 26, 2019 (the "Perez Action"). The lawsuit asserts causes of action under the Exchange Act in connection with statements made by the defendants that are alleged to have been materially false and/or misleading and their alleged failure to disclose material adverse facts during the period January 25, 2019 and November 15, 2019.  The alleged misrepresentations and failures to disclose relate to the Company's business, operations and prospects, its alleged misstatement of inventory, alleged "channel stuffing", and its cultivation of cannabis at its facility in Niagara, Ontario that was not appropriately licensed. The plaintiffs seek to represent a class comprised of purchasers of HEXO Common Shares during such period and seek damages, costs and expenses and such other relief as may be determined by the Court. The amounts claimed for damages have not been quantified. This action is in a preliminary state and has not yet been certified as class action. On February 25, 2020, the Perez Action was ordered to be consolidated with the Hudak Action.

Hudak v. HEXO Corp. et al., United States District Court, Southern District of New York

The Company and certain of its current and former officers are defendants in a putative class-action lawsuit pending in the U.S. District Court for the Southern District of New York brought on behalf of certain purchasers of shares of the Company and filed on January 10, 2020 (the "Hudak Action"). The lawsuit asserts causes of action under the Exchange Act in connection with statements made by the defendants that are alleged to have been materially false and/or misleading and their alleged failure to disclose material adverse facts during the period January 25, 2019 and November 15, 2019.  The alleged misrepresentations and failures to disclose relate to the Company's business, operations and prospects, its alleged misstatement of inventory, alleged "channel stuffing", and its cultivation of cannabis at its facility in Niagara, Ontario that was not appropriately licensed. The plaintiffs seek to represent a class comprised of purchasers of HEXO Common Shares during such period and seek damages, costs and expenses and such other relief as may be determined by the Court. The amounts claimed for damages have not been quantified. This action is in a preliminary state and has not yet been certified as class action. On February 25, 2020, the Hudak Action was ordered to be consolidated with the Perez Action.

Leung v. HEXO Corp. et al., Supreme Court of the State of New York, County of New York

The Company, its directors, certain of its current and former officers and certain underwriters that served as underwriters to the Company in connection with its Integrated Offering of the Company's shares in January 2019 pursuant to a registration statement filed with the SEC are defendants in a putative class action lawsuit pending in the Supreme Court of the State of New York, County of New York, brought on behalf of certain purchasers of shares of the Company and filed on January 14, 2020 (the "Leung Action"). The lawsuit asserts a statutory cause of action under the Securities Act in connection with statements made by the defendants that are alleged to have been materially false and/or misleading statements and their failure to disclose material adverse facts in the Company's registration statement on Form F-10 filed with the SEC on December 12, 2018, its registration statement on Form 8-A filed on January 17, 2019, and the prospectus supplement filed on January 25, 2019 pursuant to which the Company conducted a public offering of Common Shares (the "offering documents"). The alleged misrepresentations relate to the Company's supply agreement with the Province of Québec and its risk disclosures relating to same. The plaintiffs seek to represent a class comprised of purchasers of our Common Shares in or traceable to the offering documents. The amounts claimed for damages have not been quantified. This action is in a preliminary state and has not yet been certified as class action. On March 4, 2020, the Leung Action was ordered to be consolidated with the Kim Action.

Kim v. HEXO Corp. et al., Supreme Court of the State of New York, County of New York

The Company, its directors, certain of its current and former officers and certain underwriters that served as underwriters to the Company in connection with its Integrated Offering of the Company's shares in January 2019 pursuant to a registration statement filed with the SEC are defendants in two putative class action lawsuits pending in the Supreme Court of the State of New York, County of New York, brought on behalf of certain purchasers of shares of the Company and filed on January 14, 2020 (the "Kim Action"). The lawsuit asserts a statutory cause of action under the Securities Act in connection with statements made by the defendants that are alleged to have been materially false and/or misleading statements and their failure to disclose material adverse facts in the Company's registration statement on Form F-10 filed with the SEC on December 12, 2018, its registration statement on Form 8-A filed on January 17, 2019, and the prospectus supplement filed on January 25, 2019 pursuant to which the Company conducted a public offering of Common Shares (the "offering documents"). The alleged misrepresentations relate to  the Company's supply agreement with the Province of Québec and its risk disclosures relating to same. The plaintiffs seek to represent a class comprised of purchasers of our Common Shares in or traceable to the offering documents. The amounts claimed for damages have not been quantified. This action is in a preliminary state and has not yet been certified as class action. On March 4, 2020, the Kim Action was ordered to be consolidated with the Leung Action.

Langevin v. HEXO Corp. et. al., Alberta Court of Queen's Bench

As of July 31, 2020, the Company is named as a defendant in a proposed consumer protection class action filed on June 16, 2020, in the Court of Queens' Bench in Alberta on behalf of residents of Canada who purchased cannabis products over specified periods of time. Several other licensed producers are also named as co-defendants in the action. The lawsuit asserts causes of action, including for breach of contract and breach of consumer protection legislation, arising out of allegations that the Tetrahydrocannabinol (THC) or Cannabidiol (CBD) content of medicinal and recreational cannabis products sold by the Company and the other defendants to consumers was different from what was advertised on the products' labels. Many of the cannabis products sold by the Company and other defendants were allegedly sold to consumers in containers using plastic bottles or caps that may have rapidly absorbed or degraded the THC or CBD content within them. By allegedly over-representing the true amount of THC or CBD in the products, the plaintiff claims that consumers would be required to consume substantially more product than they otherwise would have in order to obtain the desired effects or, in the alternative, would have consumed the product without obtaining the desired effects. The action has not yet been certified as a class action.

The Company is also named as a defendant in the following litigation and may be subject to similar or other litigation in the future.

MediPharm Labs Inc. v. HEXO Operations Inc., Ontario Superior Court of Justice

On January 24, 2020, the Company was served with a statement of claim for $9.8 million commenced by a vendor in respect of a supply agreement that was purportedly entered into between UP Cannabis and the vendor prior to the Company's acquisition of Newstrike in May 2019. The statement of claim filed against the Company is seeking payment of invoices alleged to be owing. In response, the Company filed a statement of defence and counterclaim on February 26, 2020. The supply agreement purports to contemplate that the Company would purchase certain cannabis products until February 2020. The Company intends to vigorously defend itself against such claim and intends to actively advance its counterclaim which alleges, among other things, that the supply agreement is void as it was entered into in bad faith. The full amount of the supplier's claim in the amount of $9.8 million is contested by the Company, and the Company is seeking repayment of the full value of the supply agreement of $35 million from the supplier in its counterclaim.

Amended Financial Filings

On December 31, 2019, the Company filed amended and restated audited consolidated financial statements for the fiscal year ended July 31, 2019 and amended and restated condensed interim consolidated financial statements for the three months ended October 31, 2019. The Company's audited consolidated financial statements for the fiscal year ended July 31, 2019 initially filed by the Company contained an error related to the deferred tax liability reported in the statements. The error resulted from the Company not netting a tax loss generated in one subsidiary against a deferred tax liability generated by a different subsidiary in connection with the amalgamation of the two subsidiaries, resulting in a reduction of the deferred tax by $14.4 million. The error remained in the condensed interim consolidated financial statements for the three months ended October 31, 2019 initially filed by the Company. As a result, the Company determined to restate and refile both sets of financial statements correcting for this error.

On March 19, 2020, the Company amended and refiled its management's discussion and analysis for the fiscal year ended July 31, 2019 and its management's discussion and analysis for the three months ended October 31, 2019 to better comply with NI 51-102. These amended management's discussion and analysis were prepared by the Company following a continuous disclosure review by the Ontario Securities Commission (the "OSC") of the Company's disclosure record. They were filed to address comments received from OSC Staff and in order to improve the Company's disclosure. The amended information relates only to the management's discussion and analysis for the relevant periods, and no changes were made to the financial statements for the corresponding periods.

Captive D&O Insurance Program

On March 21, 2020, the Company's directors and officers ("D&O") insurance program expired. The Company has since decided to secure D&O coverage through the implementation of a captive program. On August 21, 2020, the Company effectively established a cell captive for the purposes of side A coverage, with coverage retroactive to March 21, 2020. As at the date of this AIF, side A coverage is $23 million. As at the date of this AIF, the Company is in the process of establishing a Bermuda-based corporation for the purposes of sides B and C coverages. Once established, coverage for sides B and C of the captive program will apply retroactively to March 21, 2020. Pending that implementation, the Company is self-ensuring for sides B and C of D&O coverage purposes.

Developments Subsequent to the Financial Year ended July 31, 2020

On October 9, 2020, the Company announced the appointment of Trent MacDonald to its executive leadership team in the acting role of Chief Financial Officer, with his permanent role as Chief Financial Officer to commence upon the successful completion of Health Canada's security clearance process for key personnel, which has been initiated. This followed an initial announcement by the Company on September 14, 2020 that it had hired Mr. MacDonald to join the Company in the role of Chief Financial Officer, with a start date which was expected in the coming months following the completion of Health Canada security clearance process for key personnel. Mr. MacDonald succeeded Stephen Burwash, who remained as Chief Financial Officer for a transition period and stepped down on October 9, 2020.

Mr. MacDonald brings more than 15 years of financial executive experience to the Company, working for both publicly listed and private enterprises. Most recently, he served as the CFO for Rx Drug Mart, a private pharmacy operator/consolidator, helping to guide it through significant growth in sales. Prior to that, he served as Vice President Finance of Indigo (TSX: IDG) and Vice President Finance for some of Sobeys' (TSX: EMP.A) largest divisions and regions. Throughout his career, Trent has focused extensively on strategic, profitable growth, designing and implementing processes and solutions to ensure operational effectiveness and scalability. In addition to his financial executive experience, Mr. MacDonald is an award-winning entrepreneur, having owned and operated successful businesses across several different industries, from aquaculture and industrial services, to men's grooming product retail and barbering. He holds a BBA (Honours, Accounting and Finance) from St. Francis Xavier University and is a Chartered Professional Accountant (CPA, CA). He has held accounting positions at Deloitte and Crowe Soberman.

On October 27, 2020, the Company announced the appointment of Emilio Imbriglio to its Board of Directors. Mr. Imbriglio's appointment fills the vacancy on the Board of Directors created by Natalie Bourque's resignation as a director in February 2020. Mr. Imbriglio was also been appointed as a member of the Board of Director's Audit Committee.

DESCRIPTION OF THE BUSINESS

The Company is in the business of producing, marketing and selling cannabis through its wholly-owned subsidiary, HEXO Operations, which is a licenced producer under the Cannabis Regulations, and is a leading branded cannabis producer and product innovator.

The Company's near-term strategy is to be a vertically integrated consumer packaged goods ("CPG") company in the emerging legal adult-use and previously existing medical cannabis markets across Canada with the intention to expand internationally where regulations allow. Its primary business is to cultivate, process, package and distribute cannabis in order to serve these markets, which it currently does through its 143-acre facility in Gatineau, Québec. The Company serves the legalized Canadian adult-use market through its HEXO, HEXO Plus, Up and Original Stash brands and the medical market through its HEXO brand. The Company expects to ultimately follow a branded "Ingredients For Food" business model while journeying through a CPG model with the goal of achieving top three market share in markets where HEXO core products are available.

HEXO's overall strategy is to establish a top global cannabis company with a leading market share in Canada, built upon three pillars: operational scalability, innovative products and brand leadership. In striving to achieve operational excellence, the Company's immediate focus remains on effective demand planning and production.  The Company is continuously looking to implement more effective techniques to streamline operations, lower production costs, drive meaningful improvements in yields and improve inventory velocity; all as a part of the Company's renewed focus on profitability. The Company's innovation department is actively working towards developing modern, cutting edge cannabis products for the Canadian cannabis derivatives market. The Company plans to invest in even better, science-backed cannabis experiences and platform technology, as it continues to develop advanced ingredients formulations for use with its partners. To expand its brand leadership, the Company will use its dominant position in its home province of Quebec to strengthen distribution in select markets across the country with the Company's brands HEXO, HEXO Plus, Up and Original Stash. As HEXO continues to operate in the Canadian adult-use market, it is focused on the execution of these three strategic priorities.

HEXO is centralizing its intellectual property and branding it "Powered by HEXO" and, as it has done with Molson Coors, intends to partner with companies in different facets of the CPG market, enabling them to participate in the cannabis market beginning in Canada and around the world. Fundamentally, HEXO brings its brand value, cannabinoid isolation and delivery technology, licenced infrastructure and regulatory expertise to established companies, and in turn, HEXO plans to leverage the international distribution, base products and deep understanding of consumer markets of these partners. The Company continues to believe in the potential of partnership opportunities in the cannabis space. Due to the length of time and level of complexity in developing arrangements under our Hub and Spoke model, the Company is now opening itself up to explore other types of partnership opportunities with CPG companies. As this approach continues to evolve, the Company looks forward to introducing new formulations into the cannabis market.

As a licenced producer under the Cannabis Act, HEXO Operations holds four licences: (i) the Gatineau Licence, which was most recently renewed on October 15, 2019 and has a term ending on April 15, 2021; (ii) the Brantford Licence, which was most recently renewed on December 6, 2019 and has a term ending on December 6, 2022; (iii) the Belleville Licence, which was renewed on October 21, 2020 and has a term ending on October 21, 2023; and (iv) the R & D Licence, which was issued on October 25, 2019 and has a term ending on October 25, 2024.

Near the end of each term of the licences, HEXO must submit an application for renewal to Health Canada containing information prescribed by the Cannabis Regulations. HEXO is not currently aware of any reason why it would not be able to receive a renewal of its licences. See "Risk Factors - Reliance on Licence Renewal and Amendment".

Facilities

The following provides information about HEXO's facilities:

Gatineau, Quebec

HEXO's Gatineau, Quebec facility is its main cultivation facility, featuring 1,292,000 sq. ft. of greenhouse cultivation space and 10,000 sq. ft. of advanced automated manufacturing space on a 143-acre campus. The greenhouse space is comprised of a 7,000 sq. ft. greenhouse, a 35,000 sq. ft. greenhouse completed in 2016, a 250,000 sq. ft. greenhouse completed in June 2018 and a 1 million sq. ft. greenhouse completed in December 2018, known as Building 9 or B9. Except as noted below, the facility is licensed by Health Canada (Standard Cultivation, Standard Processing, Sale for Medical Purposes, (current license was amended during the period and was effective April 7, 2020 and expires April 7, 2023), and Research (the previous license obtained October 25, 2019 was amended to include the Belleville and Vaughn facilities, with the result that the current license is effective August 27, 2020 and expires October 25, 2024)) and fully operational.

When construction on B9 started in January 2018, the initial budget for the facility was approximately $157,000 in construction costs and acquisition of production and transformation equipment for operations. It was expected construction of the facility would be completed in December 2018 and that it would be licensed by Health Canada and become operational soon thereafter in phases as internal fit up of various zones in the facility was completed post-construction and following inspections by Health Canada and subject to its then prevailing processing times. Construction of the facility was substantially completed, and a first phase of the facility was licensed in December 2018. A first harvest in this facility was completed in April 2019. Work continued in completing the fit up of additional zones and obtaining additional phased licensing.

As at October 31, 2019, the fit up of the facility was substantially complete subject to ongoing work on the final 5th phase additional cultivation zone, additional fit up of shipping and packaging areas, administrative space and front of house space and ongoing and evolving modifications to the facility's infrastructure for constant yield and production improvement. The budget had been revised down to approximately $132,000 through scaling back ancillary capital needs and equipment in order to help reduce capital spending within the first quarter of fiscal 2020. Also, during October 2019, activities in 200,000 sq. ft. comprising the 5th phase of B9 were deferred by the Company as part of its cost-cutting measures. The construction of the 5th phase resumed during the second quarter of fiscal year 2020. During the third quarter of fiscal year 2020, the 5th phase construction was again put on hold in order to prioritize and allocate capital resources to align with current production and business initiatives. The finalization of the security system and lighting, along with other fit ups are required to have the final phase licensed. These activities were previously set to resume in the fall of 2020 and have since been pushed to an estimated resumption date in the second quarter of fiscal 2021 due to an alignment of the Company's inventory needs and future planed product launch dates.

As at July 31, 2020 the Gatineau facility is operational and directly and/or indirectly generates sales for the Company, with the exception of B9's 5th phase. The approved budget for phase 5 is $5,550 with approximately $4,469 to be realized over the course of fiscal 2021. The actual spend on phase 5 during the period was $73 which leaves the remaining approved budget capacity at $4,396.

The expected completion for the project is estimated in the first half of fiscal year 2021.

Brantford, Ontario

HEXO's Brantford, Ontario facility is a strain development and additional cultivation facility, featuring 14,000 sq. ft. of indoor growing space on 1 acre of land, which was acquired through HEXO's acquisition of Newstrike Brands Ltd. in May 2019. The facility was designed and engineered to permit pharmaceutical-quality management standards utilized by Canada's pharmaceutical manufacturers to be used in the production of cannabis in all acceptable forms. The facility is fully licensed by Health Canada (Standard Cultivation, Standard Processing and Sale for Medical Purposes (current licence effective December 6, 2019 and expiring December 6, 2022)) and fully operational.

Belleville, Ontario (HEXO and Truss)

HEXO's Belleville, Ontario facility is its centralized processing, manufacturing and distribution centre, featuring 932,190 sq. ft. of leased commercial space within a larger approximately 1.5 million sq. ft. industrial facility, with rights of first offer and first refusal to lease the remaining space in the facility. The facility acts as the Company's main production facility for processing, extraction and packaging, and the manufacturing of cannabis derivative products. Truss, the Company's venture with Molson Canada, is planned to operate at this facility once it obtains a separate license from Health Canada and it currently effectively operates under HEXO's license through HEXO CIB. The Company has subleased 183,600 sq. ft. to Truss, which Truss has then subleased back to HEXO CIB pending Truss' licensing. The facility is owned by Belleville Complex Inc., 25% of which is owned by the Company and the balance of which is owned by Olegna Holdings Inc. a company affiliated with a director of the Company, Vincent Chiara.

The Belleville facility is licensed by Health Canada for Standard Processing and Sale for Medical Purposes (current licence effective October 21, 2020 and expiring October 21, 2023) as well as for Cannabis Research (effective August 27, 2020 and expires October 25, 2024) and operations commenced there in November 2019 for certain packaging activities permitted by this licence. HEXO received an amendment to the licence to authorize non-medical sale of additional cannabis product types, including derivative products on May 29, 2020. Following this are final phases of the facility's fit up and equipment installation and modification will occur.

When construction on the Belleville facility started in January 2019, the initial budget for the facility was approximately $188,000 in improvements and acquisition of production and transformation equipment for operations. It was expected construction of the facility would be completed in April 2019 and that it would be licensed by Health Canada and become operational soon thereafter in phases as internal fit up of various zones in the facility was completed post-construction and following inspections by Health Canada and subject to its then prevailing processing times. Construction of the facility was substantially completed, and the initial licensing of the facility was obtained in October 2019.

As at October 31, 2019, approximately $68,164 had been incurred and the budget had been revised to approximately $112,729 in the prior quarter as the Company scaled back the facility's receiving/storage space, processing rooms and staff support/office area for savings of $70,000. An additional $5,000 was added to the budget to accommodate the new strategy of Truss operating under HEXO's license within the facility until Truss obtains a separate license. Accordingly, as at October 31, 2019, budgeted expenditures of approximately $44,565 remained to bring the facility to a position for non-medical sales and derivative product sales licensing, as well as operational efficiency and improvement needs which do not necessarily correlate to the licensing timeline of the facility.

As at April 30, 2020 the approved remaining budget was approximately $11,202 to bring the facility to a position for non-medical sales and derivative product sales licensing, as well as operational efficiency and improvement needs which do not necessarily correlate to the licensing timeline of the facility. As noted above, the license was received in May 2020, and subsequently, in June 2020 the facilities overall budget was increased to $15,438, however this relates to post licensing additional fit-ups, extraction and production/packaging costs.

Accordingly, as at July 31, 2020 the status of the facility is now operational and participates in generating sales for the Company.

Belleville, Ontario (KIT)

KIT is expected to operate out of a separate area within the Belleville facility and provide the Company with high quality extraction technology to facilitate production transformation of certain of the Company's derivative products. KIT will effectively operate under the Company's license as described in section 'Belleville, Ontario (HEXO)'.

As at July 31, 2020 it remains undetermined if KIT will operate within the Company's existing license parameters or if future amendments will be required to accommodate this space.

The initial budget has been targeted at approximately $5,500 to take KIT operational. However, it remains early in the process and this budget is subject to material change. Management plans to have KIT operational before the end of fiscal 2021.

Montreal, Quebec (SQDC distribution)

HEXO's Montreal Quebec distribution facility is a warehouse and distribution centre, featuring 58,000 sq. ft. of leased commercial space. The facility serves as a warehouse and distribution centre for Quebec adult-use webstore orders for the SQDC, which are managed for the SQDC by HEXO and Metro Supply Chain Group Inc. It houses product from all the licensed producers who have contracts with the SQDC and serves as the sole distribution point for all direct-to-consumer shipments within the Province of Quebec for orders placed through the SQDC online webstore. This facility is fully operational, having commenced operations in October 2018. This facility is regulated by the SQDC and does not require licensing by Health Canada.

Vaughan, Ontario

HEXO's Vaughan, Ontario facility is its planned cannabis research laboratory for the development of edible products and related intellectual property, featuring 14,200 sq. ft. of leased commercial space. The build out of this facility, which includes a sensory testing area and a complete commercial kitchen was significantly completed in the fourth quarter of fiscal 2020, the project was slightly delayed to the following quarter due to the licensing timing. The initial estimated construction costs for the facility were approximately $1,118. As at July 31, 2020, approximately $979 of capital expenditures were incurred, leaving an approximate remaining budget of $140 for minor fit ups. The facility received its Cannabis Research license on August 27, 2020 which is effective until October 25, 2024.

Montreal, Quebec

HEXO's Montreal, Quebec research facility is its planned general research and development laboratory for advanced cannabis platforms (i.e., products and methods of consumption), featuring 19,600 sq. ft. of leased commercial space. The build out of this facility was expected to be completed in August 2020, however, management has undergone a reassessment of the Company's properties and has made the decision to relocate activities intended to be carried out at the Montreal facility to the Belleville facility. During the first quarter of fiscal 2021, active marketing for sublease of the facility was commenced. The facility is not yet licensed by Health Canada nor will it be applied for. As at July 30, 2020, approximately $250 of capital expenditures remained to be incurred on the budget of $611, however, in light of the relocating of the relevant assets and activity, these no longer represent expected capital expenditures.

Ottawa, Ontario	HEXO leases approximately 40,036 sq. ft. of office space in Ottawa, Ontario for its corporate head office.

Product Offerings

Under the brands HEXO, Up and Original Stash, the Company offers dried cannabis and cannabis-derived products under three product types: dried cannabis, cannabis oils and decarb. The Company has submitted a notice for an amendment of its licence for the ability to manufacture edibles and extracts and received approval on October 21, 2019.

Dried Cannabis - Premium and mid-range products offered under the Time of Day and H2 lines. Both lines offer a relatively wide spectrum of CBD and THC levels, through sativa, hybrid and indica plant strains. HEXO offers 15 dried marijuana products priced between $3 and $15 a gram. Each product is carefully selected to treat symptoms universally reported by patients and meet the needs of adult-use customers.

Oil-Based Products - Elixir, a cannabis oil sublingual mist product line, includes both a high THC and high CBD content, and is Canada's only peppermint-based cannabis oil product. Fleur de Lune, is one of Canada's first cannabis-based THC intimate oils. Both products provide alternative, smokeless methods to consume cannabis. HEXO offers three oil-based products priced between $69 and $89 per bottle, as well as an intimate-use oil product priced $59 per 60 ml spray bottle.

Decarb - Decarb is an activated fine-milled cannabis powder product offered in a range of high- to low- CBD and THC content. Decarb is offered in six products, priced between $3 and $15 a gram.

Truss Beverage Co.- The Company has also positioned itself to meet the cannabis beverage demand through Truss, the Company's Canadian venture with Molson Coors Canada, which has one of the widest portfolios in the Canadian market. As of the date of this AIF, Truss has announced and begun to roll out across select Canadian provinces a full line of cannabis beverages and extract products "powered by HEXO".

Truss is committed to developing a range of cannabis beverages that focus on great taste, consistency and choice for consumers. The CBD and THC products within the portfolio have been developed with consumer input at every stage of development. The current portfolio consists of the following five brands:

Little Victory: Vibrant, naturally flavoured sparkling beverages to toast to any of life's little victories;

House of Terpenes: A range of sparkling tonics with botanically sourced terpenes that celebrate the flavours of cannabis;

Mollo: Crisp with an easy drinking taste;

Veryvell: A complete line-up of products to support the consumer's self-care journey; and

XMG: Bold and high intensity flavoured beverages.

The six brands previously announced by Truss were revised down to five, after the removal of the intended cannabis infused CBD spring water line, FlowGlow, with the partner Flow Glow Beverages Inc. The brand was eliminated from the product portfolio due to an adjustment to the commercial priorities of Flow Glow Beverages Inc., which have shifted and lead to the decision to not pursue CBD waters. Truss is fully aligned with this decision.

Truss' first product offerings were made in May 2020, with the launch of the VeryvellTM line of water-soluble cannabis extract drops for public consumption across several Canadian provinces. The VeryvellTM line consists of Exhale; a CBD dominant product, Tingle; a balanced 1:1 CBD/TCH product and Yawn; a THC dominant product. This product line utilizes a dosing cap to provide more control over dosage and offers a range of preferred experiences.

Truss' additional beverage products Mollo and House of Terpenes were made available for public consumption in early August 2020, followed shortly thereafter with the release of Little Victory.

The Truss beverages are produced and distributed from the Belleville facility. Truss will operate out of a separate space at the Belleville facility in which it will create infused beverages, while HEXO will run production and transformation operations for the cannabis infusion of the beverages in its separate space in the Belleville facility. Currently, all the beverage related operations are conducted by HEXO through HEXO CIB under HEXO's licensing, until Truss obtains its own separate license from Health Canada. The Company expects Truss to acquire the appropriate selling license during calendar year 2021, at which point sales and operations will transfer to Truss. Truss submitted its independent application to Health Canada on October 26, 2020.

Brands

HEXO

HEXO is the Company's flagship brand which offers quality cannabis and cannabis derivative products to the adult-use and medical markets. The Company's goal is to become a top global cannabis company with a leading market share in Canada[1]. After establishing a strong presence within its home market of Quebec, the Company has expanded nationally. To date, the Company has sold over 40,214 kg of adult-use and medical cannabis to thousands of Canadians who count on it for safe and reputable, high-quality products. The Company recently took the HEXO brand international with its sale of medical cannabis products to Israel. The Company has developed an extensive and award-winning product range, and gained valuable experience and knowledge, while serving its customers.

Original Stash

On October 16, 2019, the Company announced the launch of its new value brand Original Stash which became publicly available in Quebec on October 17, 2019.  Original Stash is the Company's value brand, which is focused on frequent Canadian cannabis consumers, who want quality cannabis, but are conscious of legal market premiums. Original Stash first entered the market with a 28- gram product offering, containing a blend of cannabis flower. This volume format was the first of its kind in the legal Canadian market, and the Company is proud to be able to bring it to Canadian consumers. The newest offerings launched under Original Stash during fiscal 2020 were Hash and Klik.

Up

The Company's Up brand was acquired through the acquisition of Newstrike in May 2019. Up is one of the Company's premium brands and was listed in 8 provinces across Canada during fiscal 2020.

Supply Channels

Canada

__________________________________________________
1 Based on: (i) analyst commentary on the development of the cannabis industry in Canaccord Genuity Corp.'s report entitled "Cannabis Monthly, February 2019", dated February 20, 2019; (ii) the example of how the alcohol industry developed and consolidated post-prohibition, general commentary and analysis about the adult-use cannabis industry to the effect that, as a similar regulated industry, it can be expected to develop and consolidate in a similar fashion, and evidence that this is currently the trend in the industry; (iii) the Company's review of existing and developing cannabis sales by other licensed producers since the legalization of the adult-use cannabis market; (iv) the Company's current position in the adult-use market and its belief as to its competitive advantages arising from: (A) being a market leader in Quebec, its expansion into other select markets in Canada particularly Ontario, and increasing market share of sales in those markets; (B) offering a selection of products at a variety of price points; (C) maintaining a competitive cost structure; and (D) its Truss joint venture with Molson Coors. Revised from goal of 10% international market share in Europe, Mexico and the U.S.

In Canada, HEXO has established supply channels for the legalized adult-use market within all ten  provinces through supply agreements and arrangements with the government-run and/or private retailers.

International

In October 2018, the Company formed its Greece based joint venture with QNBS, HEXO MED, with the intention of developing a 350,000 sq. ft. license facility that would be used for the manufacturing, processing, and distribution of medical cannabis products destined for the European market. Following a thorough assessment by the Company of its future capital needs and obligations, the Company advised HEXO MED and QNBS in early 2020 that any further funding from the Company had been placed on hold, following which HEXO MED sought independent financing for the commencement of its business plan. Subsequent to the 2020 fiscal year end, and following further reassessment of aspects of the business plan for HEXO MED, the Company and QNBS agreed that they would part ways with one another, with HEXO disposing of its interest in HEXO MED in a continued effort to refocus its capital, resources and efforts towards the immediate Canadian cannabis market. Effective October 28, 2020, the joint venture was terminated and the Company transferred its shares in HEXO MED to QNBS for a nominal amount.

On July 9, 2020, HEXO announced it had launched medical cannabis products in Israel through a 24-month agreement with leading Israeli medical cannabis company, Breath of Life International Ltd. A first shipment for 493.92 kg of cannabis sativa dehydrated flowers, contributing sales of $1.291 million, was completed on March 24, 2020.

As the U.S. market for CBD products continues to develop, HEXO is pursuing plans to enter the CBD market in select states in 2020 using a variety of distribution channels to offer a variety of products under the Company's non-THC experiences. Any expansion into the U.S. CBD market will only be conducted in compliance with all applicable U.S. federal and state laws and U.S. Food and Drug Administration requirements.

The Company is currently not pursuing and will not pursue any activity in any state in the United States involving products with 0.3% or more THC content until fully legal under U.S. federal law and all applicable state law requirements.

Adult-Use Market

QUEBEC

In Quebec, which has a population of 8.4 million, or approximately 23% of the Canadian population, the SQDC operates the sale and distribution of adult-use cannabis. The SQDC has established 21 retail locations throughout the province, for in-store cannabis sales. It expects to increase this number to 43 locations by March 2020. It also sells cannabis online.

We currently have a commercial agreement with the SAQ to be the preferred supplier of cannabis products to the SQDC for the Québec market for the first five years post-legalization, with an option to extend the term for an additional year. Under the agreement, the Company was slated to supply 20,000 kg of products in the first year of the agreement and is expected to supply 35,000 kg in the second year and 45,000 kg in the third. The volumes for the final two years of the agreement will be established based on the sales generated in the first three years. The supply arrangement covers the full range of the Company's products and brands, from flowers to cannabis oil.

The SAQ is not required to purchase a minimum volume of cannabis under this agreement other than in the first year. The SQDC originally contracted approximately 60 tons for purchase in the first year from all licensed producers. Initial sell-through was expected to be a little less than half of that amount, however, as the retail store roll-out in Quebec has been slow to develop. While the SAQ had committed to improving access to legalized cannabis, this has been slower than HEXO had originally expected. During this start-up phase, HEXO sold 10,250 kg, achieving approximately 33% market share based on volume. The Company believed that any exercise of committed purchase features for a larger amount during the first year of the agreement would have been short sighted. By amendment effective on January 17, 2020, the Company contractually relieved the SQDC of the first year obligation to purchase the full 20,000 kg of the outstanding commitment. While the Company continues to strive towards maximizing its annual sales with the SQDC, as of the date of this AIF, based on current market conditions which include but are not limited to, fewer brick and mortar SQDC stores (150 revised down to 100) than originally scheduled for initial rollout and evolving and more restrictive provincial regulation over cannabis consumption, the Company no longer expects to achieve the previously anticipated 35 tonnes in the second year of legalization under its contract with the SQDC, and if these conditions continue, it expects it will not likely achieve the previously anticipated 45 tonnes in the third year of legalization under our contract with the SQDC either. As previously disclosed by the Company, both of these amounts are non-binding targets and there are no requirements for the SQDC to purchase these amounts.

While the Company did not achieve the expected sales during the first year of the agreement and does not anticipate achieving them during the second year, it remains a preferred supplier of the SQDC with its approximately 33% market share based on volume and is working on expanding its product offerings with the SQDC based on consumer demands and as the SQDC continues the roll-out of its retail distribution channels. The Company does not believe the Canadian market will successfully penetrate the black market and see meaningful sales numbers until it can address the issues around access to legal cannabis and the instore experience.

We currently supply the SQDC with HEXO's Elixir, THC and CBD formulas, and dried cannabis products.  In addition, we hold a distribution agreement with the SQDC, which provides the storage and distribution for all of the SQDC's online product sales to end-users. This includes the product of all licensed producers with established supply agreements held with the SQDC. Operations of the distribution centre began in October 2018.

ONTARIO

In Ontario, which has a population of 14.4 million, or approximately 39% of the Canadian population, the government currently offers consumers a variety of cannabis products through online sales by the Ontario Cannabis Store ("OCS"). We currently hold supply agreements with the OCS, in which we supply the province with HEXO's Original Stash, HEXO brand and Truss's Veryvell. As at the date of this AIF, HEXO has a product presence in over 95% of the private retailers throughout the province.

BRITISH COLUMBIA

British Columbia, which has a population of 5.0 million, or approximately 13% of the Canadian population, serves the adult-use cannabis market through a dual private-government approach. The British Columbia Liquor Distribution Branch (the "BCLDB") manages the distribution of cannabis and cannabis-based products. We hold supply agreements with the BCLDB, in which we supply HEXO's Original Stash.  As at the date of this AIF, HEXO has a product presence within 98% of the retailers throughout the province.

ALBERTA

The Company has a supply agreement with the Alberta Gaming, Liquor and Cannabis Board to be supplied online and in stores, under which the Company supplies HEXO's Original Stash and HEXO brand. As at the date of this AIF, has a product presence in all retailers throughout the province.

OTHER CANADIAN MARKETS

The Company currently has established distribution channels within the 7 other provincial markets. These channels include both supply agreements and supplier arrangements with the provincial governments and private retailers.

Canadian Adult-Use Market 2.0

In October 2019, cannabis derivative products including edibles and extracts were legalized in Canada. The Company's first shipment for distribution of derivative products was expected during the first six months of calendar 2020 with a primary focus on our premium vapes and beverage products. This occurred with the Company's launch of its first beverage offering Veryvell (through HEXO CIB) in May 2020 and Hash, under Original Stash in March 2020. Vapes, Klik and additional beverage products were subsequently rolled out during the fourth quarter of fiscal 2020.  The Company has adjusted its plans over previously expected gummies and chocolate product offerings which were originally planned to be launched in around the spring of 2020.

Medical Sales

Under the Cannabis Regulations, HEXO sells medical cannabis under the HEXO brand to clients who have registered as medical clients with the Company and whom have obtained a valid medical document from a doctor or registered nurse. All medical clients of HEXO are required to order their medical cannabis  through the  online store or over the phone, through one of the Company's trained representatives. Once an order is placed, it is shipped securely and discreetly to the client in accordance with the Cannabis Regulations, which regulates the packaging, labelling and shipping requirements for cannabis and cannabis derivate products.

Working in cooperation with Health Canada's Cannabis Regulations compliance department, HEXO's patient-client acquisition strategy is focused on building national brand awareness for HEXO, its products and the company's value proposition among its target patient-markets.

For client acquisition, HEXO works closely with specialty cannabinoid clinics to build product education and company awareness through patients, clinic staff and health care practitioners.

Employees

As of July 31, 2020, the Company had approximately 798 employees, a decrease from 1,260 employees on July 31, 2019.

Proprietary Protection

HEXO protects its intellectual property by seeking and obtaining registered protection (inclusive of patents) where possible. As of July 31, 2020, HEXO has filed to protect over 60 patents focused on devices, formulations, packaging and processing as part of its intellectual property strategy.

Corporate Social Responsibility

At HEXO, our goal is to be one of Canada's leading cannabis producers and processors. We know that if we want to achieve our goal, we need to think about more than just our products and prices. We must also examine the way our operations impact the natural and social environment on a local, provincial and national level. HEXO is monitoring and reporting on its greenhouse gas emissions, setting targets to reduce them, and offsetting its footprint. As members of the Global Cannabis Partnership, we will also be reporting on other Environment, Social and Governance (ESG) impact areas based on Global Reporting Initiatives (GRI) standards. Our Corporate Social Responsibility Charter focuses on four priorities: People, Public, Products and Planet.

PEOPLE

• Job creator award

• Significant contribution to the local economy of Masson-Angers, QC and Belleville, ON

• Career development, profit sharing and shareholder programs for employees

• Volunteer and team building opportunities for employees

• Reduced pricing on products for employee medical clients

PUBLIC

• Academic education and research investments

• Education programs for our retail partners

• Responsible use program investments

• Support to food security organizations

• Support to health organizations

• Community emergency support via the Red Cross

• Support to social justice initiatives

PLANET

• Use of solar energy to minimize electricity consumption

• Recycling and composting programs

• Greenhouse gas (GHG) Inventory and Reporting (based on ISO14064 standards)

• Water conservation (rainwater capture and water recycling)

• Reforestation project with Tree Canada

• Solar energy project with Ottawa Food Bank

• Sustainability partner of Ottawa Riverkeeper

PRODUCTS

• Naturally grown and rigorously tested cannabis

• Innovative smoke-free options

• Excise tax absorbed on products for medical clients

• Cannabis product of the year at the 2018 Canadian Cannabis Awards for our Elixir CBD and 2019 O'Cannabiz award for best pre-rolls and the best dried flower - sativa award for Helios.

Code of Ethics

The Company's code of ethics is reviewed and approved annually by the Human Resources and Corporate Governance Committee and is posted on our website at www.hexocorp.com/governance.

Industry Overview

Regulatory Framework of Medical and Consumer Cannabis in Canada under the Cannabis Act

Up until the coming into force of the Cannabis Act and the Cannabis Regulations, only the production and sale of cannabis for medical purposes was permitted, with such production and sale being regulated by the ACMPR made under the CDSA. On October 17, 2018, the Cannabis Act and Cannabis Regulations came into effect, legalizing the sale of cannabis for adult recreational use. The Cannabis Act and Cannabis Regulations establish a framework governing the production, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of adult-use cannabis and medical-use cannabis. Among other things, the Cannabis Regulations set out requirements relating to: (1) Licences; (2) Security Clearances; (3) Cannabis Products; (4) Packaging, Labelling and Promotion; (5) Health Products and Cosmetics Containing Cannabis; and (6) Cannabis for Medical Purposes. The Cannabis Regulations establish six classes of licenses: cultivation, processing, analytical testing, sales, research, and cannabis drug licenses.

As discussed in greater detail below in the Risk Factors under "Regulatory Risks", "Regulatory Developments", "Reliance on Licence Renewal and Amendment" and "Development of Canadian Adult-Use Recreational Market", because the Cannabis Act and Cannabis Regulations have only been in force since October 17, 2018, the actual impact of the legislative and regulatory framework established thereunder on the Company's business, financial condition, results of operations and prospects remain unknown.

Licenses

The Cannabis Regulations establish six classes of licences under the Cannabis Act: cultivation licences; processing licences; analytical testing licences; sales; research licences; and cannabis drug licences. The Cannabis Regulations have also established sub-classes for cultivation licenses (standard cultivation, micro cultivation, and nursery) processing licenses (standard processing and micro-processing) and sale (sale for medical purposes). Different license types carry different rules and requirements that are intended to be proportionate to the public health and safety risks posed by each license category and/or sub-class. Producers holding production and sale licenses under the ACMPR will have been transitioned to sale (for medical purposes) licenses under the Cannabis Act. The Cannabis Regulations permit cultivation license holders to conduct both outdoor and indoor cultivation of cannabis. A holder of a license must only conduct authorized activities at the location set out in the license.

Security Clearances

Certain people associated with cannabis licensees must hold a valid security clearance issued by the Minister. Those individuals include 1) individuals occupying a "key position" within the corporate license holder (e.g. the head of security, the master grower and the quality assurance person), 2) directors, officers and individuals who exercise, or are in a position to exercise, direct control over the corporate license holder, 3) directors and officers of any corporation that exercises, or is in a position to exercise, direct control over the corporate license holder and (iv) certain other individuals identified by the Minister of Health. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with organized crime associations or past convictions for, or in association with, drug trafficking, corruption, or violent offences. This was largely the approach in place previously under the ACMPR and other related regulations governing the licensed production of cannabis for medical purposes. Individuals who have a history of nonviolent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded by legislation from participating in the legal cannabis industry, and the granting of security clearance to such individuals is at the discretion of the Minister of Health.

Cannabis Tracking and Licensing System

Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system. The purpose of the tracking system is to enable the tracking of cannabis throughout the supply chain to help prevent diversion of cannabis into and out of the legal market. The Cannabis Regulations provide the Minister with the authority to make a ministerial order that would require certain persons named in such order to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister. Accordingly, the Minister has introduced the Cannabis Tracking and Licensing System (the "CTLS"). In application of the Cannabis Tracking System Order, SOR/2019-202, license-holders are required to use the CTLS to submit monthly reports to the Minister.

Cannabis Products

On June 14, 2019, Health Canada released the final, targeted amendments to the Cannabis Regulations setting out the regulations governing the legal production and sale of edible cannabis, cannabis extracts, and cannabis topicals ("New Products"). The amended regulations came into force on October 17, 2019. License holders are required to provide 60 days' notice to Health Canada of their intent to sell any new products. Assuming Health Canada does not object to the New Products being listed for sale (Health Canada does not review the Company's filings for compliance with the Cannabis Act and Cannabis Regulations), sales will be permitted to authorized retailers and medical patients at the expiry of the 60-day notice period.

As of October 17, 2019, the Cannabis Act and Regulations permit the sale to the public of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, cannabis seeds, edible cannabis, cannabis extracts and cannabis topicals by authorized license holders.

Effective October 17, 2020, cannabis oil ceased to be a separate class of saleable cannabis and has been subsumed within other classes of cannabis (e.g. cannabis extracts or edible cannabis), depending on the details of how the particular cannabis product is packaged, the THC content and the presence of other ingredients.

Packaging and Labelling

The Cannabis Regulations impose strict requirements pertaining to the packaging and labelling of cannabis products (including the New Products). Those requirements include plain packaging restrictions for cannabis products, and also impose strict limits on logos, colours, graphics and branding. The Cannabis Regulations further impose requirements regarding disclosure and labelling of product source information (e.g. class of cannabis and prescribed information about the processor), mandatory health warnings, a standardized cannabis symbol and specific product information around THC and CBD content. A cannabis product's brand name may only be displayed once on the principal display panel. If there are separate principal display panels for English and French, it can be displayed only once on each principal display panel. In addition to the brand name, only one other brand element (e.g. logo, design or slogan) can be displayed. The same restrictions generally apply, with limited changes, to the New Products.

Advertising

The promotion of Cannabis is generally restricted under the Cannabis Act. Subject to a few exceptions, all promotions of cannabis are prohibited unless authorized by the Cannabis Act.

Cannabis for Medical Purposes

The Cannabis Regulations set out the regulatory framework for medical cannabis following legalization, which remains substantively consistent with the previous regulatory regime set out by the ACMPR under the CDSA. Some adjustments have been made to align with rules for non-medical consumer use, improve patient access, and reduce the risk of abuse within the medical access system. The sale of medical cannabis remains federally regulated and sales can only be made by an entity that holds a licence for sale for medical purposes under the Cannabis Regulations to patients who: (a) have a medical document authorizing the use of medical cannabis and (b) have registered with the licensed entity. Patients must obtain a medical document from their health care provider and then register as a patient with a holder of a license for sale for medical purposes, with the registration in each case valid for a maximum of one year. The client can then order from the licensed seller online or via telephone and the cannabis will be shipped directly to the client. The Federal government intends to review the medical cannabis system five years from the date of legalization to determine whether to implement any further changes to the regulatory framework.

Provincial and Territorial Regulatory Regimes

While the Cannabis Act governs the production of cannabis for adult-use (i.e. non-medical) purposes and related matters by the federal government, the Cannabis Act has authorized the provinces and territories of Canada to regulate other aspects of consumer cannabis, such as sale and distribution, minimum age requirements, and consumption. The government of each Canadian province and territory has regulatory regimes in place for the distribution and sale of cannabis within those jurisdictions.

There are three general frameworks for brick-and-mortar retail: (i) private cannabis retailers licensed by the province (ii) government-operated retail stores or (iii) a combination of both frameworks. Regardless of the framework, the recreational cannabis market is ultimately supplied by federally licensed cultivators and processors. In addition, each of these Canadian jurisdictions has established a minimum age of 19 years old, except for Québec, where the minimum age is 21, and Alberta, where the minimum age is 18.

The following outlines the current regimes in each province and territory:

Province/Territory	Where it's Sold
Alberta	Private licensed stores or government-operated online store
British Columbia	Government-operated stores, privately-licensed stores or online
Manitoba	Private licensed stores or online
New Brunswick	Government-operated stores or online
Newfoundland and Labrador	Private licensed stores or government-operated online store
Northwest Territories	Government-operated stores or online
Nova Scotia	Government-operated stores or online
Nunavut	Government-operated online store or by phone
Ontario	Private licensed stores or government-operated online store
Prince Edward Island	Government-operated stores or online
Quebec	Government-operated stores or online
Saskatchewan	Private licensed stores or online
Yukon	Private licensed stores or government-operated online store

All provinces and territories have a public possession limit of 30 grams per individual.

Health Products and Cosmetics Containing Cannabis

Products that display health claims, including prescription and non-prescription drugs, natural health products, veterinary drugs and veterinary health products and medical devices must receive marketing authorization from Health Canada prior to launch. Health Canada has taken a scientific, evidence-based approach to the oversight of health products with cannabis that are approved with health claims, including prescription and non-prescription drugs, natural health products, veterinary drugs and veterinary health products, and medical devices. Under the Cannabis Regulations, the use of cannabis-derived ingredients (other than certain hemp seed derivatives containing no more than 10 parts per million THC) in cosmetics, are permitted, subject to provisions of the Cannabis Act.

Activities Outside Canada

The Corporation only conducts business in jurisdictions outside of Canada where such operations are legally permissible in accordance with all of the laws of the foreign jurisdiction, the laws of Canada and its regulatory obligations with the TSX and NYSE. The legal and regulatory requirements in the foreign countries in which the Corporation operates with respect to the cultivation and sale of cannabis, as well as local business culture and practices are different from those in Canada. Prior to commencing operations in a new country, in partnership with its local legal counsel, consultants and partners, the Corporation conducts legal and commercial due diligence in order to ensure that it and its officers and directors gain a sufficient understanding of the legal, political and commercial framework and specific risks associated with operating in such jurisdiction. Where possible, the Corporation seeks to work with respected and experienced local partners who can help to understand and navigate the local business and operating environment, language and cultural differences. In consultation with advisors, the Corporation takes steps it deems appropriate in light of the level of activity and investment it expects to have in each country to ensure the management of risks and the implementation of necessary internal controls.

In the United States, despite cannabis having been legalized at the state level for medical use in many states and for adult use in a number of states, cannabis continues to be categorized as a Schedule I controlled substance under the federal Controlled Substances Act (the "CSA") and subject to the Controlled Substances Import and Export Act (the "CSIEA"). HEXO does not produce or distribute cannabis products in the United States. The Company only intends to participate in federally-permissible activities, despite cannabis being legal in certain individual states.

On January 4, 2018, former U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys which rescinded previous guidance from the U.S. Department of Justice specific to cannabis enforcement in the U.S., including the August 29, 2013 memorandum authored by then Deputy Attorney General James Cole (the "Cole Memorandum") indicating that the U.S. Department of Justice would not prioritize the prosecution of cannabis related violations of U.S. federal law in jurisdictions that had enacted laws legalizing cannabis in some form and that had also implemented strong and effective regulatory and enforcement systems. With the Cole Memorandum rescinded, U.S. federal prosecutors can exercise their discretion in determining whether to prosecute cannabis related violations of U.S. federal law.

On October 16, 2017, the TSX provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the "TSX Requirements") to applicants and TSX-listed issuers with business activities in the cannabis sector. In TSX Staff Notice 2017-0009, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the TSX Requirements. These business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S., (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the TSX Requirements, the TSX has the discretion to initiate a delisting review.

HEXO does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352, and does not engage in any other activities involving cannabis or hemp with any level of THC or CBD in the United States except to the extent fully in compliance with U.S. federal law and all applicable state laws. We only conduct business in jurisdictions outside of Canada where such operations are legally permissible in accordance with all of the federal laws, and the state, provincial or similar laws, of the foreign jurisdiction, the federal, provincial and territorial laws of Canada and our regulatory obligations with to the TSX. In addition, we do not currently have any partnerships, joint ventures or similar arrangements with U.S.-based companies that may themselves participate in the U.S. cannabis market except in compliance with U.S. federal law and all applicable state laws.

RISK FACTORS

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company's business. If any of the following risks actually occur, the Company's business may be harmed, and its financial condition and results of operations may suffer significantly.

COVID-19

In December 2019, a novel strain of coronavirus ("COVID-19") emerged in Wuhan, China. Since then, it has spread to over 200 countries and territories and infections have been reported around the world. Canada confirmed its first case of COVID-19 on January 25, 2020 and its first death related to COVID-19 on March 9, 2020. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 pandemic and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions.

As of the date of this Annual Information Form, the full extent of the effects of COVID-19 are unknown. The continued spread of COVID-19 and the measures taken by the governments of countries affected could disrupt the supply chains and the manufacture or shipment of the Company's products and adversely impact the Company's business, financial condition, results of operations and prospects. In addition, there can be no assurance that the Company will not lose members of its workforce or see its workforce man-hours reduced or incur increased medical costs as a result of these health risks. The effects of the pandemic on the Company's international operations contributed to the Company recording an impairment loss in fiscal 2020. The Company is actively assessing and responding, where possible, to the potential impact of the COVID-19 pandemic. The Company continued its operations throughout the crisis by implementing appropriate measures designed to protect the health and safety of its employees.

The Company has taken steps to mitigate the impact of COVID-19, including implementing precautionary measures at its facilities to ensure the safety of its staff and product consumers, such as limiting access to essential personnel and protocols around sanitation and social distancing. Despite these mitigation steps, the continued presence and spread of COVID-19 nationally and globally could have a material adverse impact on our business, operations, financial results, position and prospects, including through disruptions in our labour inputs and cultivation and processing activities, supply chains and sales channels and changes in product demand. For instance, the precautionary measures taken by the Company and similar measures taken by other businesses may adversely impact the Company's labour productivity and its supply chains.

Persistent social distancing measures and restrictions imposed by the federal, provincial and territorial governments in Canada on the movement of individuals and the distribution of cannabis in the country may adversely affect the Company's cannabis sales. It is difficult for the Company to predict how the COVID-19 pandemic may affect the Company's business in the future, including the effect it may have (positive or negative; long or short term) on the price of, and demand for, cannabis. It is possible that the COVID-19 pandemic could have a material adverse effect on the Company's business, financial condition, results of operations and prospects as well as the market for its securities and/or its ability to obtain financing. The extent to which the COVID-19 pandemic impacts the Company's results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the duration of the outbreak, the severity of the virus, and the actions to contain its impact.

In addition, COVID-19 is impacting cannabis retail sales channels and may adversely affect the Company's ability to successfully market and sell its products.  While cannabis retail has been declared an essential service by provincial governments, with retailers continuing to operate with a mix of online and in-store sales and curbside pick-up and/or delivery services, and while licenced producers can continue production, the situation is uncertain. Moreover, sales volumes of cannabis may be adversely impacted by consumer "social distancing" behaviours. What further impact, if any, the COVID-19 pandemic may have on cannabis retail markets is unpredictable. The COVID-19 pandemic may also negatively impact service levels with Health Canada, which licences and regulates the Company's operations. The continued spread of COVID-19 nationally and globally could also lead to a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate its impact on our business, operations or financial results; however, the impact could be material. The Company continues to monitor the situation and work with its stakeholders, including employees, customers and suppliers, in order to assess further possible implications to its business, supply chain and customers, and, where practicable, mitigate adverse consequences and responsibly address this global pandemic.

Regulatory Risks

The adult-use and medical cannabis industries and markets are subject to a variety of laws in Canada, the United States and elsewhere.

In Canada, the Cannabis Act came into force on October 17, 2018, legalizing the sale of cannabis for adult recreational use. Prior to the Cannabis Act coming into force, only the sale of medical cannabis was legal. The Cannabis Act and regulations thereunder provides a licensing and regulatory scheme governing the production, importation, exportation, testing, packaging, labelling, delivery, transportation, sale, possession and disposal of cannabis for non-medical (i.e., adult use) use, and medical use. Further, on October 17, 2019, targeted amendments to the Cannabis Act and Cannabis Regulations came into force, adding three new authorized classes of cannabis for sale: edibles, extracts and topicals.

In the United States, despite cannabis having been legalized at the state level for medical use in many states and for adult use in a number of states, cannabis containing 0.3% or more THC continues to be categorized as a Schedule I controlled substance under the CSA and subject to the CSIEA. HEXO does not currently produce or distribute any cannabis products in the United States or accept payments from any party that does so. While HEXO is considering entering into the U.S. CBD market, it would only do so in full compliance with the CSA, the CSIEA and all other applicable federal and state laws. Therefore, HEXO believes that it is not and will not become subject to the CSA or CSIEA. Nonetheless, violations of any U.S. federal laws and regulations, such as the CSA and the CSIEA, could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either the U.S. federal government or private citizens or criminal charges, including, but not limited to, disgorgement of profits, cessation of business and activities or divestiture.

The business and activities of the Company are heavily regulated in all jurisdictions where it carries on business. The Company's operations are subject to various laws, regulations and guidelines by governmental authorities, particularly Health Canada, relating to the manufacture, marketing, management, transportation, storage, sale and disposal of cannabis, and also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company's products and services.

The Company is dependent upon regulatory approvals and licences for its ability to grow, process, package, store and sell its products. Achievement of the Company's business objectives are contingent, in part, upon ongoing compliance with regulatory requirements implemented by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, financial condition, results of operations and prospects of the Company.

Further, HEXO is subject to ongoing inspections by Health Canada to monitor HEXO's compliance with its licencing requirements. HEXO's existing licences and any new licences that it may obtain in the future in Canada or other jurisdictions may be revoked or restricted at any time in the event that HEXO is found not to be in compliance. Should HEXO fail to comply with the applicable regulatory requirements or with conditions set out under its licences or should its licences be revoked, HEXO may not be able to continue producing or distributing cannabis in Canada.

Failure to comply with the laws and regulations applicable to its operations may lead to possible sanctions including the revocation or imposition of additional conditions on licences to operate the Company's business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; product recalls or seizures; and, the imposition of fines and censures or criminal charges.

In addition, we may be subject to enforcement proceedings resulting from a failure to comply with applicable regulatory requirements in Canada or other jurisdictions, which could result in:

  damage awards;
  revocation of, suspension of or imposition of additional conditions on our licences;
  the denial of the renewal of our existing licences, authorizations or permits;
  the denial of the approval of any applications for future licences, authorizations or permits;
  recalls of products or product seizures;
  the suspension or expulsion from a particular market or jurisdiction or of our key personnel;
  the imposition of future operating restrictions on our business or operations; or
  the imposition of civil, regulatory or criminal fines or penalties against the Company, its officers and directors and other parties.

These enforcement actions could delay or entirely prevent the Company from continuing the production, testing, marketing, sale or distribution of its products and divert management's attention and resources away from its business operations.  In addition, changes in regulations, government or judicial interpretation of regulations, or more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increase compliance costs or give rise to material liabilities or a revocation of our licences and other permits. Furthermore, governmental authorities may change their administration, application or enforcement procedures at any time, which may adversely impact our ongoing regulatory compliance costs. There is no assurance that we will be able to comply or continue to comply with applicable regulations.

To the extent that there are changes to the existing or the enactment of future laws and regulations that affect the sale or offering of the Company's product or services in any way, the Company's revenues may be adversely affected.

Regulatory Developments

The commercial adult-use and medical cannabis industry is a relatively new industry in Canada. The effect of Health Canada's administration, application and enforcement of the regime established by Health Canada on HEXO and HEXO's business in Canada, or the administration, application and enforcement of the laws of other countries by the appropriate regulators in those countries, may significantly delay or impact HEXO's ability to participate in the Canadian adult-use and medical cannabis markets or, potentially, adult-use and medical cannabis markets outside Canada, to develop cannabis products and produce and sell these cannabis products.

Further, Health Canada or the regulatory authorities may change their administration, interpretation or application of the applicable regulations or their compliance or enforcement procedures at any time. Any such changes could require HEXO to revise its ongoing compliance procedures, requiring it to incur increased compliance costs and expend additional resources. There is no assurance that HEXO will be able to comply or continue to comply with applicable regulations.

Reliance on Licence Renewal and Amendment

HEXO's business operations are dependent on being licenced under the Cannabis Act. All licences must be renewed annually. HEXO's Gatineau Licence expires on April 7, 2023, the Brantford Licence expires on December 6, 2022, the Belleville Licence expires on October  21, 2023 and the R&D Licence expires on October 25, 2024. Prior to the expiry of each licence, HEXO must submit to Health Canada an application for renewal of the licence containing information prescribed by the Cannabis Act. Failure to comply with the requirements of the licence or any failure to renew the licence would have a material adverse impact on the business, financial condition, results of operations and prospects of HEXO. The Company is not currently aware of any circumstances that would impede the renewal of any of its licences.

HEXO believes it is complying in all material respects with the terms of the licence and it is not aware of any reason why it would not be able to renew the licence upon its expiry. However, there can be no guarantee that Health Canada will renew the licence, or that such renewal will occur in a timely fashion or on terms similar to HEXO's existing licence or otherwise acceptable to HEXO and its business. Should Health Canada not renew HEXO's licence, delay the renewal of the licence or renew the licence on different terms, the business, financial condition, results of operations and prospects of HEXO would be materially adversely affected.

Development of Canadian Adult-Use Recreational Market

The Cannabis Act and Cannabis Regulations came into effect on October 17, 2018 and govern the federal legalization and regulation of adult-use cannabis in Canada.  The Cannabis Act sets out broad prohibitions on the promotion of cannabis. Under the Cannabis Act, subject to certain limited exceptions, it is prohibited to promote cannabis including by means of a testimonial or endorsement, doing so in a manner that there are reasonable grounds to believe could be appealing to young persons, and presenting it or any of its brand elements in a manner that associates it or the brand element with or evokes a positive or negative emotion about or image of, a way of life such as one that includes glamour, recreation, excitement, vitality, risk or daring. The Cannabis Act also sets out strict requirements for packaging.

Further, on October 17, 2019, targeted amendments to the Cannabis Act and Cannabis Regulations came into force, adding three new authorized classes of cannabis for sale: edibles, extracts and topicals for sale. The amendments introduced new regulatory controls to address sale of the new product classes, content and product specifications, packaging and licensing requirements. The effect of Health Canada's administration, application and enforcement of this new regulatory regime on the Company is unknown and the interpretation and application of the regulations may change at any time, or their implementation may be delayed. There is no assurance that the Company will be able to comply with these new regulations.

In addition, the governments of every Canadian province and territory have enacted and implemented their respective regulatory regimes for the distribution and sale of cannabis for adult-use purposes within those jurisdictions. Various different models for distribution and sale have been implemented in each jurisdiction across Canada including government-operated retail and/or distribution models, privately operated retail and/or distribution models and hybrid approaches,  These provincial or territorial legislation and regulatory regimes may change in ways that impact our ability to continue our business as currently conducted or proposed to be conducted. There is no guarantee that provincial or territorial regulatory regimes governing the distribution and sale of cannabis for adult-use purposes in each jurisdiction will remain as currently enacted or that any such legislation and regulation will create the growth opportunities that the Company currently anticipates. The federal and provincial or territorial legislation and regulatory regimes for cannabis products also include excise duties payable by licenced cannabis producers on adult-use cannabis products, in addition to goods and services tax/harmonized sales tax in certain provinces and territories. The rate of the excise duties for cannabis products varies by province and territory. Any significant increase in the rate of excise duties on cannabis products in the future could reduce consumer demands for cannabis products and adversely impact the adult-use cannabis industry and market in general. In addition, any increase in the rate of excise duties on cannabis products in the future could reduce the Company's margins and profitability in the event that the Company could not or chose not to pass along such increases to consumers. Any of the foregoing could result in a material adverse effect of the Company's business, financial condition, results of operations and prospects.

The adult-use cannabis industry and market in Canada is also subject to certain risks that are unique to this industry, as well as the risks that are currently applicable to the medical cannabis market, which are described elsewhere in this section, "Risk Factors" in the Shelf Prospectus and the AIF. If any of these shared risks occur, HEXO's business, financial condition, results of operations and prospects could be adversely affected in a number of ways, including by not being able to successfully compete in the adult-use cannabis industry and by being subject to fines, damage awards and other penalties as a result of regulatory infractions or other claims brought against HEXO.

Government Supply Agreements and Other Customer Relationships

HEXO expects to derive a significant portion of its future revenues from the recently legalized adult-use cannabis industry and market in Canada, including through its agreements with the SQDC in Québec, the OCRC in Ontario and the BCLDB in British Columbia. For additional information regarding HEXO's supply agreements, see "Description of the Business - Supply Channels". The agreements with the SQDC, the OCRC and the BCLDB do not contain purchase commitments or otherwise obligate the purchaser to buy a minimum or fixed volume of products from HEXO. The amount of cannabis that the SQDC, the OCRC and the BCLDB may purchase under HEXO's agreements with them may therefore vary from what HEXO expects or has planned for. As a result, HEXO's revenues could fluctuate materially in the future and could be materially and disproportionately impacted by the purchasing decisions of the SQDC, the OCRC and the BCLDB. If any of the SQDC, the OCRC or the BCLDB decides to purchase lower volumes of products from HEXO than HEXO expects, alters its purchasing patterns at any time with limited notice or decides not to continue to purchase HEXO's cannabis products at all, HEXO's revenues could be materially adversely affected, which could have a material adverse effect on HEXO's business, financial condition, results of operations and prospects.

Government-run provincial and territorial distributors in Canada require suppliers to meet certain service and business standards, and routinely assess for compliance with such standards.  Any failure by us to comply with such standards could result in our being downgraded or disqualified as a supplier and would severely impede or eliminate our ability to access certain markets within Canada.

Reliance on Limited Cultivation and Production Facilities

At present, HEXO's production activities, including cultivation, harvesting, drying and curing, processing and extraction and packaging activities, are carried out at its facility in Gatineau, Québec. Although the Company is in the process of developing a facility in Belleville, Ontario to be used for processing and extraction and packaging activities, as well as research and development and the manufacture of advanced cannabis products, all of the Company's cultivation and harvesting, drying and curing activities will continue to be carried out from our Gatineau facility for the foreseeable future. Adverse changes or developments affecting the Gatineau facility including but not limited to changes to municipal laws regarding zoning, facility design errors, environmental pollution, non-performance by third party contractors, increases in materials or labour costs, labour disputes or disruptions, inability to attract sufficient numbers of qualified workers, productivity inefficiencies, equipment or process failures, production errors, disruption in the supply of energy and utilities and major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms, would have a material and adverse effect on HEXO's business, financial condition, results of operations and prospects. In addition, HEXO bears all of the costs of maintenance and upkeep of the Gatineau facility. HEXO's operations and financial performance may be adversely affected if it is unable to keep up with maintenance requirements.

Because of the nature of HEXO's products and the limited legal channels for distribution, as well as the concentration of inventory in the Gatineau facility, HEXO is subject to the risk of theft of its product and other security breaches. A security breach at the Gatineau facility could result in a significant loss of available product, expose HEXO to additional liability under applicable regulations and to potentially costly litigation or increase expenses relating to the resolution and future prevention of similar thefts, any of which could have an adverse effect on HEXO's business, financial condition, results of operations and prospects.

Development of the Belleville, Ontario Facility

The development of the Company's facility in Belleville, Ontario is subject to various potential risks and uncertainties, and may be delayed or adversely affected by a number of factors beyond the Company's control. These include the failure to obtain regulatory approvals, licensing, legislative and regulatory changes, permits, delays in the delivery or installation of fixtures and equipment, difficulties in integrating new fixtures and equipment with an existing building, shortages in materials or labor, defects in design or construction and diversion of management resources. The actual cost of construction may exceed the amount anticipated. As a result of potential construction delays, cost overruns, changes in market circumstances or other factors, the Company may not be able to achieve the intended economic benefits from the development of the Belleville, Ontario facility, which in turn may affect the Company's business, financial condition, results of operations and prospects..

Development of Brands, Products and Technologies

HEXO's business depends significantly on successfully developing and maintaining strong brands, products and technologies. In the future, HEXO may also leverage the brands of third-parties through joint ventures or partnerships. The cannabis industry is in its early stages of development and building a strong brand image is an integral part of the growth strategies for HEXO and its competitors. HEXO believes that the strength of its brands and products has significantly contributed to the success of its business. Developing and enhancing HEXO's brands may require HEXO to make substantial investments in areas such as research and development, product design, marketing, and employee training, and these investments are costly and may not be successful. Leveraging others' brands through joint ventures or partnerships may result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that such future joint ventures or partnerships will be achieved on satisfactory terms, or at all, or achieve the expected benefits to HEXO's business. Failure to develop or maintain strong brands and products may materially and adversely affect HEXO's business, financial condition, results of operations and prospects.

HEXO and its competitors are also actively seeking to develop new products in order to keep pace with any new market developments and generate revenue growth. HEXO may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on HEXO's business, financial condition, results of operations and prospects.

The technologies, process and formulations HEXO uses may also face competition or become obsolete. Rapidly changing markets, technology, emerging industry standards and frequent introduction of new products characterize the cannabis business. The introduction of new products embodying new technologies, including new manufacturing processes or formulations, and the emergence of new industry standards may render HEXO's products obsolete, less competitive or less marketable. The process of developing new products is complex and requires significant continuing costs, development efforts and third-party commitments. HEXO may be unable to anticipate changes in customer requirements that could make its existing technology, processes or formulations obsolete. HEXO's success will depend on its ability to continue to enhance its existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. Failure to develop new technologies and products and the obsolescence of existing technologies or processes could adversely affect HEXO's business, financial condition, results of operations and prospects.

Competition

HEXO faces intense competition from licenced producers and other companies, some of which can be expected to have greater financial, production, marketing, research and development and technical and human resources  and experience than the Company. Additionally, there is potential that the industry will undergo consolidation, creating larger companies that may have greater resources and experience in all of these areas as well as increased geographic scope.

As a result, HEXO's competitors may be more successful than HEXO in gaining market penetration and market share.  HEXO's commercial opportunity in the adult-use market could be reduced or eliminated if its competitors produce and commercialize products for the adult-use market that, among other things, are safer, more effective, more convenient or less expensive than the products that we may produce, have greater sales, marketing and distribution support than HEXO's products, enjoy enhanced timing of market introduction and perceived effectiveness advantages over HEXO's products and receive more favourable publicity than HEXO's products.  If HEXO's adult-use products do not achieve an adequate level of acceptance by the adult-use market, HEXO may not generate sufficient revenue from these products, and HEXO's adult-use business may not become profitable.

As a result of this competition, the Company may be unable to maintain its operations or develop them as currently proposed, on terms it considers acceptable or at all. Increased competition by larger, better-financed competitors with geographic advantages could materially and adversely affect the business, financial condition, results of operations and prospects of the Company.

The number of licences granted and the number of licenced producers ultimately authorized by Health Canada could have an impact on the operations of the Company. HEXO expects to face additional competition from new market entrants that are granted licences under the Cannabis Act or existing licence holders which are not yet active in the industry. If a significant number of new licences are granted by Health Canada in the near-term future, HEXO may experience increased competition for market share.

If the national demand of adult-use cannabis in Canada increases, along with an increased number of licenced producers, HEXO expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, HEXO will require a continued high level of investment in joint enterprises, research and development, marketing, sales and client support. HEXO may not have sufficient resources to maintain and support these efforts on a competitive basis which could materially and adversely affect the business, financial condition, results of operations and prospects of the Company.

Moreover, the Cannabis Act and relevant provincial and territorial legislation allows individuals in certain jurisdictions to cultivate, propagate, harvest and distribute up to four cannabis plants per household, provided that each plant meets certain requirements.  If we are unable to effectively compete with other suppliers to the adult-use cannabis market, or a significant number of individuals take advantage of the ability to cultivate and use their own cannabis, HEXO's success in the adult-use business may be limited and may not fulfill the expectations of management.

Any or all of these events could materially and adversely affect the business, financial condition, results of operations and prospects of the Company.

Supply and Price Fluctuations

There has been a shortfall in supply in the Canadian adult-use cannabis market since legalization. In response to the initial surge in demand for cannabis as a result of the legalization of adult cannabis use in Canada, licenced producers, including HEXO, and others licenced to produce cannabis under the Cannabis Act, may not be able to produce enough cannabis to meet adult-use demand. This may result in lower than expected sales and revenues and increased competition for sales and sources of supply. In the future, cannabis producers in Canada may produce more cannabis than is needed to satisfy the collective demand of the Canadian adult-use and medical markets, and they may be unable to export that oversupply into other markets where cannabis use is fully legal under all federal and state or provincial laws. As a result, the available supply of cannabis could exceed demand, resulting in a significant decline in the market price for cannabis. If such supply or price fluctuations were to occur, HEXO's revenue and profitability may fluctuate materially and its business, financial condition, results of operations and prospects may be adversely affected.

In addition, demand for cannabis and cannabis products is dependent on a number of social, political and economic factors that are beyond HEXO's control, including the novelty of legalization, which may wear off.  A material decline in the economic conditions affecting consumers can cause a reduction in disposable income for the average consumer, change consumption patterns and result in a reduction in spending on cannabis products or a switch to other products obtained through illicit channels.  There can be no assurance that market demand for cannabis will continue to be sufficient to support HEXO's current or future production levels or that HEXO will be able to generate sufficient revenue to be profitable.

Reliance on Management and Key Persons

The Company is reliant on senior management's ability to execute on strategy. This exposes the Company to management's ability to perform, and as well the risk of management leaving the Company. To mitigate this risk, HEXO has implemented incentive plans for all members of the senior management team.

The success of the Company will be dependent upon the ability, expertise, judgment, discretion and good faith of certain of its management team and board of directors. While employment agreements and incentive programs are designed for the retention of such key persons, these agreements and incentive programs cannot assure the continued services of such persons. Any loss of key persons could have a material adverse effect on the Company's business, operating results and/or financial condition.

Scale of Operations

The Company now possesses supplier contracts across nine provinces. As demand for HEXO's products increase there exists the risk of HEXO being unable to fulfil demand. Although the Company is currently on track to meet its intended capacity goals, delays in meeting its capacity goals could result in unfulfilled purchase orders and HEXO may lose a significant amount of sales. Any inability to secure the required supply of cannabis to meet the demands of supplier agreements either by means of internal generation or through acquisition could have a materially adverse impact on operating results of the Company.

General Business Risk and Liability

Given the nature of Company's business, it may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing the Company, its directors, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors' funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or the suspension or revocation of the Company's right to carry on its existing business. The Company may incur significant costs in connection with such potential liabilities.

Risks Inherent in an Agricultural Business

A key aspect of HEXO's business is growing cannabis, and as such the Company is exposed to the risks inherent in any agriculture business, such as disease spread, hazards, pests and similar agricultural risks that may create crop failures and supply interruptions for the Company's customers. To mitigate the risk, HEXO has trained personnel to carefully monitor the growing conditions. Although HEXO grows its products indoors under climate controlled conditions and carefully monitors the growing conditions with trained personnel, there can be no assurance the natural elements will not have a material adverse effect on the production of its products.

Limited Operating History

The cannabis industry and HEXO are in an  early stage of development and HEXO is subject to the risks any early stage business faces. HEXO has incurred operating losses since commencing operations. The success of the Company is dependent on, among other things, eventual profitability of operations, ability to raise funds when necessary in a timely manner, and senior management's ability to execute on strategy. The Company may incur losses in the future and may not achieve profitability.

Cash Flow from Operations and the Need for Additional Financing

To date, the Company has had negative cash flow from operating activities. Although the Company anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Company has negative cash flow in any future period, certain of the proceeds from the Offering may be used to fund such negative cash flow from operating activities. If HEXO continues to have negative cash flow into the future, HEXO may need to allocate additional financing proceeds to funding this negative cash flow in addition to its operational expenses. HEXO may require additional financing to fund its operations to the point where it is generating positive cash flows. Continued negative cash flow may restrict HEXO's ability to pursue its business objectives.

In addition, HEXO's continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or HEXO's going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to HEXO. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares. In addition, from time to time, HEXO may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may temporarily increase HEXO's debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for HEXO to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Challenging Global Financial Conditions

In recent years, global credit and financial markets have experienced extreme disruptions, including with respect to, at times, severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that significant deterioration in credit and financial markets and confidence in economic conditions will not occur in the future. Any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions could have a material adverse effect on the Company's business, financial condition and results of operations.

Further, global credit and financial markets have displayed arguably increased volatility in response to global events. For instance, since November 30, 2019, the COVID-19 pandemic resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 pandemic are unknown at this time, as is the efficacy of government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the Company's business, financial condition, results of operations and prospects.

Future crises may be precipitated by any number of causes, including natural disasters, public health crises, geopolitical instability, changes to energy prices or sovereign defaults. These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favorable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company's operations and the value, and the price of the Common Shares could be adversely affected.

In addition, there is a risk that one or more of the Company's current service providers may themselves be adversely impacted by difficult economic circumstances, which could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Vulnerability to Rising Energy Costs

The Company's cannabis growing operations consume considerable energy, making the Company vulnerable to rising energy costs. Although, the cultivating facilities are located in Quebec, which has one of the lowest hydro rates in the country. Rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably.

Going Concern

There can be no assurance that HEXO will always have sufficient capital resources to continue as a going concern or that significant losses will not occur in the near future or that HEXO will be profitable in the future. There can be no assurance that HEXO will generate any revenues or achieve profitability. Our continued operations are dependent ultimately on our ability to achieve and maintain profitability and positive cash flow from our operations.

Management has applied significant judgment in the assessment of the Company's ability to continue as a going concern when preparing its consolidated financial statements for the year ended July 31, 2020. Management prepares the financial statements on a going concern basis unless management either intends to liquidate the entity or to cease trading or has no realistic alternative but to do so. The Company previously identified its inability to continue as a going concern as at January 31, 2020. However, this position was subsequently reversed through the various financing activities undertaken by the Company during the third quarter of fiscal 2020. This position was further enforced through additional financings completed in the fourth quarter of fiscal 2020. The Company’s existing cash and cash equivalents, short term investments and trade receivables are expected to provide sufficient liquidity to meet cash outflow requirements over the next twelve months. The Company’s success in executing on its long-term strategy is dependent upon its ability to fund the repayment of existing borrowings and to generate positive cash flows from operations. If additional liquidity is required, management plans to secure the necessary financing through the issuance of new public or private equity or debt instruments. There is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management.

Product Liability

As a manufacturer and distributor of products designed to be ingested or inhaled by humans, HEXO faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of HEXO's products involve the risk of injury or loss to consumers due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or other third parties. Previously unknown adverse reactions resulting from human consumption of HEXO's products alone or in combination with other medications or substances could occur. HEXO may be subject to various product liability claims, including, among others, that HEXO's products caused injury, illness or loss, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against HEXO could result in increased costs, could adversely affect HEXO's reputation with its clients and consumers generally, and could have a material adverse effect on the results of operations and financial condition of HEXO. There can be no assurances that HEXO will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of HEXO's potential products.

Product Recalls or Returns

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of HEXO's products are recalled or returned due to an alleged product defect or for any other reason, HEXO could be required to incur the unexpected expense of the recall or return and any legal proceedings that might arise in connection with the recall. HEXO may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall or return may require significant management attention. Although HEXO has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls or returns, regulatory action or lawsuits. Additionally, if one of HEXO's significant brands were subject to recall or return, the image of that brand and HEXO could be harmed. A recall or return for any of the foregoing reasons could lead to decreased demand for HEXO's products and could have a material adverse effect on the results of operations and financial condition of HEXO. Additionally, product recalls or returns may lead to increased scrutiny of HEXO's operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Risks Regarding Vaping Products

On October 4, 2019, the U.S. Food and Drug Administration issued a warning to the public to stop using vaping liquids containing cannabis derivatives and ingredients, such as CBD and THC, in light of a potential but unconfirmed link to lung injuries such as severe pulmonary illness. Lung injuries associated with the use of cannabis derivative containing vaping liquid have also been reported in Canada resulting in certain provinces either banning or delaying the sale of vaping liquids and vaping products to consumers. In response, Health Canada issued an information update advising Canadians who use cannabis derivative containing vaping liquids to monitor themselves for symptoms of pulmonary illness. There may be further governmental and private sector actions aimed at reducing the sale of or prohibiting cannabis containing vaping liquids and/or seeking to hold manufacturers of cannabis containing vaping liquids responsible for the adverse health effects associated with the use of these vaping products. These actions, combined with potential deterioration in the public's perception of cannabis containing vaping liquids, may result in a reduced market for the Company's vaporizer products. Federal, provincial and local regulations or actions that prohibit or restrict the sale of the Company's vaporizer products including cannabis derivative vaping liquids, or that decrease consumer demand for the Company's products by prohibiting their use, raising the minimum age for their purchase, raising the purchase prices to unattractive levels via taxation, or banning their sale, could adversely impact the Company's business, financial condition, results of operations and prospects.

Sufficiency of Insurance

The Company maintains various types of insurance which may include errors and omissions insurance; directors' and officers' insurance; property coverage; and, general commercial insurance. While we may have insurance to protect our assets, operations, and employees, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. There is no assurance that claims will not exceed the limits of available coverage; that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost; or, that any insurer will not dispute coverage of certain claims due to ambiguities in the policies. There can also be no assurance that such insurance will be adequate to cover the Company's liabilities or that it will be available in the future or at all, and that it will be commercially justifiable. The Company may be subject to liability for risks against which it cannot insure or against which it may elect not to insure due to the high cost of insurance premiums or other factors. A judgment against any member of the Company in excess of available coverage could have a material adverse effect on the Company in terms of damages awarded and the impact on the reputation of the Company. The payment of any such liabilities would reduce the funds available for its normal business activities. Payment of liabilities for which the Company does not carry insurance may have a material adverse effect on its business, financial condition and operations.

Unfavourable Publicity or Consumer Perception and Changing Consumer Preferences

The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of the Company's products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company's products and the business, results of operations, financial condition, cash flows and prospects of the Company. The Company's dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company's products, and the business, results of operations, financial condition, cash flows and prospects of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or the Company's products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately or as directed.

In addition, the patterns of cannabis consumption in Canada and elsewhere in the world may shift over time due to a variety of factors, including changes in demographics, social trends, public health polices and other leisure or consumption behaviors. If consumer preferences were to move away from HEXO's products or cannabis products in general, or HEXO is unable to anticipate and respond effectively to shifts in consumer behaviors, HEXO's revenue may decline and its business, financial condition, results of operations and prospects may be adversely affected.

Impact of the Illicit Supply of Cannabis

In addition to competition from licenced producers and those able to produce cannabis legally without a licence, we also face competition from unlicenced and unregulated market participants, including illegal dispensaries and black market suppliers selling cannabis and cannabis-based products in Canada.

Despite the legalization of medical and adult-use cannabis in Canada, black market operations remain and are a substantial competitor to our business.  In addition, illegal dispensaries and black market participants may be able to (i) offer products with higher concentrations of active ingredients that are either expressly prohibited or impracticable to produce under current Canadian regulations, and (ii) use delivery methods, including edibles, concentrates and extract vaporizers, that we are currently prohibited from offering to individuals in Canada, (iii) use marketing and branding strategies that are restricted under the Cannabis Act and Cannabis Regulations, and (iv) make claims not permissible under the Cannabis Act and other regulatory regimes.  As these illicit market participants do not comply with the regulations governing the medical and adult-use cannabis industry in Canada, their operations may also have significantly lower costs.

As a result of the competition presented by the black market for cannabis, any unwillingness by consumers currently utilizing these unlicenced distribution channels to begin purchasing from licenced producers for any reason or any inability or unwillingness of law enforcement authorities to enforce laws prohibiting the unlicenced cultivation and sale of cannabis and cannabis-based products could (i) result in the perpetuation of the black market for cannabis, (ii) adversely affect our market share and (iii) adversely impact the public perception of cannabis use and licenced cannabis producers and dealers, all of which would have a materially adverse effect on our business, operations and financial condition.

Dependence on Suppliers and Skilled Labour

HEXO's ability to compete and grow will be dependent on having access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts and components. No assurances can be given that HEXO will be successful in maintaining its required supply of skilled labor, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by HEXO's capital expenditure program may be significantly greater than anticipated by its management, and may be greater than funds available to HEXO, in which circumstance HEXO may curtail, or extend the timeframes for completing, its capital expenditure plans. Moreover, as HEXO scales back its operations, HEXO may experience difficulties retaining its workforce. Failure in retaining employees through the changing market and regulatory environment may affect HEXO's growth plans.

Reliance on Third Party Distributors and Other Service or Logistics Providers

HEXO relies on third-party distributors and other service or logistics providers, including pharmaceutical distributors and other courier services, and may in the future rely on other third parties, to distribute its products or provide other services. The Company recently entered into a contract with Metro Supply Chain Group Inc. pursuant to which Metro Supply Chain Group Inc. provides the Company with certain distribution and e-commerce services in support of the Company's contract to manage a warehouse and distribution center for Québec adult-use webstore orders for the SQDC. If these distributors and service providers do not successfully carry out their contractual duties, if there is a delay or interruption in the distribution of HEXO's products or provision of HEXO's services, or if these third parties damage HEXO's products or reputation, it could have a material adverse effect on the Company's business, financial condition, results of operations or prospects. Any damage to HEXO's products, such as product spoilage, could expose HEXO to potential product liability, damage its reputation and the reputation of its brands or otherwise harm its business.

Reliance on Key Inputs

The Company's business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the Company might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to the Company in the future. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Company.

Continuance of Contractual Relationships with Provincial and Territorial Governments

A significant portion of the Company's revenues depends on it maintaining supply agreements with the various Canadian provinces and territories. Those contractual relationships are dependent on a number of factors and alterations to, or the termination of, such relationships may adversely impact the Company's business, financial condition and operations.

Unfavourable Research Results

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids. The potential medical benefits of cannabinoids are based on published articles and reports but are subject to the experimental parameters, qualifications and limitations in the studies that have been completed. Although HEXO believes that the articles, reports and studies support its beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, undue reliance should not be placed on such articles and reports. Future research studies and clinical trials may draw opposing conclusions or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for HEXO's products with the potential to lead to a material adverse effect on HEXO's business, financial condition, results of operations and prospects.

Joint Venture and Strategic Alliance Risks

HEXO has entered into, and intends to enter into in the future, joint ventures and strategic alliances with third parties that it believes will complement or augment HEXO's existing business. Joint ventures and strategic alliances could present unforeseen obstacles or costs, may not enhance HEXO's business and may involve risks that could adversely affect HEXO, including: (i) HEXO may not control the joint ventures or strategic alliances; (ii) where HEXO does not have substantial decision-making authority, it may experience impasses or disputes with its joint venture or strategic alliance partners on certain decisions, which could require HEXO to expend additional resources to resolve such impasses or disputes, including litigation or arbitration; (iii) joint venture or strategic alliance partners may become insolvent or bankrupt, fail to fund their share of required capital contributions or fail to fulfil their obligations as partners; (iv) joint venture or strategic alliance partners may have business or economic interests that are inconsistent with HEXO's and may take actions contrary to HEXO's interests; (v) HEXO may suffer losses as a result of actions taken by its joint venture or strategic alliance partners with respect to joint venture investments or strategic alliances; and (vi) it may be difficult for HEXO to exit a joint venture or strategic alliance if an impasse arises or if HEXO desires to sell its interest for any reason. In addition, HEXO's ability to enter into or complete future joint ventures or strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital and there can be no assurance that HEXO will be able to consummate any future joint venture or strategic alliance on satisfactory terms, or at all, or such future joint venture or strategic alliance will achieve the desired benefits. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance HEXO's business and may involve risks that could adversely affect HEXO, including the investment of significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances.  Future strategic alliances could result in the incurrence of debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that HEXO's existing strategic alliances will continue to achieve, the expected benefits to its business or that HEXO will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing risks and uncertainties could have a material adverse effect on HEXO's business, financial condition, results of operations and prospects.

International Expansion Risks

In the event that HEXO expands into jurisdictions outside of Canada, it will be subject to additional business risks, including whether any market for our products will develop or be maintained. HEXO may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations, and the effects of competition. These factors may limit HEXO's ability to successfully expand our operations into such jurisdictions and may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Changes, if any, in the laws, regulations and policies relating to the advertising, production, sale and use of cannabis and cannabis-based products or in the general economic policies in these jurisdictions, or shifts in political attitude related thereto, may adversely affect the operations or profitability of HEXO's international operations outside of Canada.  Specifically, HEXO's operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on advertising, production, price controls, export controls, controls on currency remittance, increased income taxes, restrictions on foreign investment, land and water use restrictions and government policies rewarding contracts to local competitors or requiring domestic producers or vendors to purchase supplies from a particular jurisdiction.  Failure to comply strictly with applicable laws, regulations and local practices could result in additional taxes, costs, civil or criminal fines or penalties or other expenses being levied on HEXO's international operations, as well as other potential adverse consequences such as the loss of necessary permits or governmental approvals.

The continuation or expansion of HEXO's international operations depends on its ability to renew or secure necessary permits, licences and other approvals.  An agency's denial of or delay in issuing or renewing a permit, licence or other approval, or revocation or substantial modification of an existing permit, licence or approval, could prevent the Company from continuing its operations in, marketing efforts in, or exports to countries other than Canada.  Further, the export and import of medical cannabis is subject to United Nations treaties establishing country-by-country quotas and HEXO's export and import permits are subject to these quotas which could limit the amount of cannabis it can export to any particular country.

In addition, if HEXO expands into jurisdictions which are emerging markets, it may encounter political and other risks in emerging markets. Such operations would expose HEXO to the socioeconomic conditions as well as the laws governing the cannabis industry in such countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates; military repression war or civil war; social and labor unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing licences, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favor or require us to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction. Governments in certain foreign jurisdictions intervene in their economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in cannabis industry or investment policies or shifts in political attitude in the countries in which HEXO may expand may adversely affect its operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of licences, approvals and permits, environmental matters, land use, land claims of local people, water use and workplace safety. Failure to comply strictly with applicable laws, regulations and local practices could result in loss, reduction or expropriation of licences, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

HEXO continues to monitor developments and policies in the emerging markets in which it may expand; however, such developments cannot be accurately predicted and could have an adverse effect on our operations or profitability. Any of the foregoing risks and uncertainties could have a material adverse effect on HEXO's business, financial condition, results of operations and prospects.

Ownership or Control Restrictions in Foreign Jurisdictions

Non-resident individuals and non-domiciled foreign legal entities may be subject to restrictions on the acquisition or lease of properties in certain emerging markets. Limitations also apply to legal entities domiciled in such countries which are controlled by foreign investors, such as the entities through which HEXO may operate in certain countries. Accordingly, HEXO's current and future operations may be impaired as a result of such restrictions on the acquisition or use of property, and our ownership or access rights in respect of any property we own or lease in such jurisdictions may be subject to legal challenges, all of which could result in a material adverse effect on the Company's business, results of operations, financial condition and cash flows.

TSX Restrictions on U.S. Business Activities

On October 16, 2017, the TSX provided clarity regarding the application of certain of its listing requirements to TSX-listed issuers with business activities in the cannabis sector. In TSX Staff Notice 2017-0009, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with these requirements. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the requirements, the TSX has the discretion to initiate a delisting review. Failure to comply with the requirements could have an adverse effect on our business.

Intellectual Property

HEXO's continued success depends significantly on the protection of its trademarks, patents and intellectual property rights. HEXO has been granted numerous trademark registrations covering its brands and products and has filed, and expects to continue to file, trademark and patent applications seeking to protect newly developed intellectual property. With respect to the trademark and patent applications that HEXO has filed, HEXO cannot offer any assurances about whether such applications will be granted. Even if trademark and patent applications are successfully approved, third parties may challenge their validity, enforceability, or scope, which may result in such trademarks or patents being narrowed, found unenforceable or invalidated. Even if they are unchallenged, any trademark or patent applications and future trademarks and patents may not adequately protect HEXO's intellectual property, provide exclusivity for its products or processes, or prevent others from designing around any issued patent claims. Any of these outcomes could impair HEXO's ability to prevent competition from third parties, which may have an adverse impact on HEXO's business.

Unauthorized parties may also attempt to replicate or otherwise obtain and use HEXO's products and technology. Policing the unauthorized use of HEXO's existing or future trademarks, patents or other intellectual property rights could be difficult, expensive, time consuming and unpredictable, as may be enforcing these rights. Identifying the unauthorized use of intellectual property rights is difficult as HEXO may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicenced dispensaries and black-market participants, and the processes used to produce such products. In addition, in any infringement proceeding, HEXO's existing or future trademarks, patents or other intellectual property rights or other proprietary know-how may be found invalid, unenforceable, anti-competitive or not infringed or may be interpreted narrowly and such proceeding could put existing intellectual property applications at risk of not being issued.

In addition, other parties may claim that HEXO's products infringe on their proprietary or patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources and legal fees, result in injunctions or temporary restraining orders or require the payment of damages.

HEXO also relies on certain trade secrets, technical know-how and proprietary information that are not protected by patents to maintain its competitive position. HEXO's trade secrets, technical know-how and proprietary information, which are not protected by patents, may become known to or be independently developed by competitors, which could adversely affect HEXO.

Failure of Quality Control Systems

The quality and safety of HEXO's products are critical to the success of HEXO's business and operations.  As such, it is imperative that HEXO's (and its service providers') quality control systems operate effectively and successfully.  Quality control systems can be negatively impacted by the design of the quality control systems, the quality training program, and adherence by employees to quality control guidelines.  Although HEXO strives to ensure that all of its service providers have implemented and adhere to high caliber quality control systems, HEXO could experience a significant failure or deterioration of such quality control systems.  If, as a result of a failure in HEXO (or HEXO's service providers') quality control systems, contamination of, or damage to, HEXO's inventory or packaged products occurs, HEXO may incur significant costs in replacing the inventory and recalling products.  HEXO may be unable to meet customer demand and may lose customers who have to purchase alternative brands or products.  In addition, consumers may lose confidence in the affected products.  A loss of sales volume from a contamination event may occur, and such a loss may affect HEXO's ability to supply its current customers and to recapture their business in the event they are forced to switch products or brands, even if on a temporary basis.  HEXO may also be subject to legal action as a result of a contamination, which could result in negative publicity and affect HEXO's sales  During this time, HEXO's competitors may benefit form an increased market share that could be difficult and costly to regain.

Banned Substances

HEXO's products are made from cannabis and contain varying levels of THC and CBD.  THC and CBD banned in many jurisdictions and heavily regulated in many others.  Moreover, regulatory frameworks for legal amounts of consumed THC and CBD is evolving.  Whether or not ingestion of THC or CBD (at low levels or otherwise) is permitted in a particular jurisdiction, there may be adverse consequences to end users who test positive for trace amounts of THC or CBD attributed to use of HEXO's products.  Positive tests may adversely affect the end user's reputation, ability to obtain or retain employment and participation in certain athletic or other activities.  A claim or regulatory action against HEXO based on such positive test results could adversely affect HEXO's reputation.

Transportation of Cannabis Products

Due to the direct-to-consumer shipping model for medical cannabis in Canada, HEXO depends on fast and efficient third-party transportation services to distribute its medical cannabis products.  In addition, Canadian adult-use distribution rules take various forms on a jurisdiction-by-jurisdiction basis and often require HEXO to employ third parties to deliver HEXO's products to central government sites.  Any prolonged disruption of third-party transportation services could have a material adverse effect on HEXO's sales volumes or HEXO's end users' satisfaction with its products.  Rising costs associated with third-party transportation services used by HEXO to ship its products may also adversely impact its profitability.

The security of HEXO's products during transportation to and from HEXO's facilities is of the utmost concern.  A breach of security at one of our facilities, or during transport or delivery, could result in the significant loss of product as well as customers and may expose HEXO to additional liability, including regulatory fines, litigation or increased expenses relating to the resolution and future prevention of similar events.  Any failure to take steps necessary to ensure the safekeeping of HEXO's cannabis could also have an impact on HEXO's ability to continue operating under its existing licences, to renew or receiving amendments to HEXO's existing licences or to receive required new licences.

Indebtedness and the Credit Facility

The Credit Facility is subject to risks typically associated with debt financing. In addition, the degree to which HEXO may be leveraged under the Credit Facility could have important consequences to HEXO and its shareholders, including the portion of the Company's cash flow that would need to be dedicated to the payment of principal and interest and potential limitations on the Company's ability to obtain additional financing for working capital or capital expenditures in the future.

Risks associated with the Credit Facility could include risks that HEXO's cash flows could be insufficient to satisfy required payments of principal and interest, exposure of HEXO to the risk of increased interest rates as certain of the Company's borrowings would likely be at variable rates of interest, and enforcement risk in the event of default. It is also expected that the Credit Facility would contain covenants that would require HEXO to maintain certain financial ratios. If the Company did not maintain such ratios, it could have consequences for the availability of credit under the Credit Facility or result in repayment requirements that the Company may not be able to satisfy. If HEXO was unable to meet any required payments under the Credit Facility, the lenders could foreclose upon the Company's facilities securing its obligations under the Credit Facility, appoint a receiver and receive an assignment of accounts or pursue other remedies generally available to secured creditors, all of which could result in a material adverse effect on the Company. The Company's ability to make scheduled payments of principal and interest on its indebtedness would depend on its future cash flow, which is subject to the financial performance of the Company's business, prevailing economic conditions, prevailing interest rate levels, and financial, competitive, business and other factors, many of which would be beyond the Company's control.

Constraints on Marketing Products

The development of the Company's business and operating results may be hindered by applicable restriction on promotion  marketing and advertising activities imposed by Health Canada.  The regulatory environment in Canada limits the Company's ability to compete for market share in a manner similar to other industries.  If HEXO is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through the selling price for its products, the Company's sales and operating results could be adversely affected.

Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business.  Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company's ability to continue operating and the market price for the Company's common shares and could use significant resources.  Even if the Company is involved in litigation and wins, litigation can redirect significant company resources. While the Company cannot predict the outcome of any litigation it is or may be involved in, it intends to assert all available defences and vigorously defend these proceedings. Defending litigation, whether or not meritorious, is time-consuming for management and detracts from the Company's ability to fully focus its internal resources on its business activities. In addition, legal fees and costs incurred in connection with such activities may be significant and the Company could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. Further, the Company's underwriting agreement with the underwriters contains contractual indemnification provisions that may require the Company to indemnify the underwriters with respect to the claims against them and their legal costs of defending the actions. A decision adverse to the Company's interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position, and the limits of available insurance may be insufficient to cover our eventual liability.

Realization of Growth Targets

The Company's growth strategy contemplates outfitting and completing its facilities with additional production resources.  There is a risk that these additional resources will not be achieved on time, on budget, or at all, as they can be adversely affected by a variety of factors, including some that are discussed elsewhere in these risk factors and the following:

• delays in obtaining, or conditions imposed by, regulatory approvals;

• failure to obtain anticipated license capacity increases;

• plant design errors, non-performance by third party contractors, increases in materials or labour costs or construction performance falling below expected levels of output or efficiency;

• environmental pollution;

• contractor operator errors or breakdowns, aging or failure of equipment or processes;

• labour disputes, disruptions or declines in productivity or inability to attract sufficient numbers of qualified workers;

• disruption or delay in acquiring incremental supply of energy and utilities as needed; and

• incidents and/or extraordinary catastrophic events such as fires, explosions, earthquakes or storms.

As a result, there is a risk that the Company may not have product, or sufficient product, available for shipment, to meet the expectations of its potential customers or its business plan.

Wholesale Price Instability

The cannabis industry is a margin-based business in which gross profits depend on the excess of sales prices over costs. Consequently, profitability is sensitive to fluctuations in wholesale and retail prices caused by changes in supply (which itself depends on other factors such as weather, fuel, equipment and labour costs, shipping costs, economic situation, government regulations and demand), taxes, government programs and policies for the cannabis industry (including price controls and wholesale price restrictions that may be imposed by government agencies responsible for the sale of cannabis), and other market conditions, all of which are factors beyond the control of the Company. The Company's operating income may be significantly and adversely affected by a decline in the price of cannabis and will be sensitive to changes in the price of cannabis and the overall condition of the cannabis industry, as the Company's profitability is directly related to the price of cannabis. The price of cannabis is affected by numerous factors beyond the Company's control. Any price decline may have a material adverse effect on the Company's business, financial condition and results of operations.

Environmental and Employee Health and Safety Regulations

The Company's operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety.  The Company will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters.  Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on our manufacturing operations.  In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company's operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Price Volatility of the Common Shares

The outstanding Common Shares are listed on the TSX and the NYSE, under the symbol "HEXO". The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond HEXO's control. Companies in the cannabis sector have also been experiencing extreme volatility in their trading prices. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company's operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts' estimates, adverse changes in general market or industry conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the trading price of the Common Shares.

Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company's operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company's operations could be adversely impacted, and the trading price of the Common Shares may be materially and adversely affected.

Future Sales or Issuances of Securities

We may issue additional securities to finance future activities. The Company's articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Company on the exercise of options under the Company's stock option plan and upon the exercise of outstanding warrants. We cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. In connection with any issuance of Common Shares, investors will suffer dilution to their voting power, and we may experience dilution in our earnings per share.

Cybersecurity Risks

The information systems maintained by HEXO and any third-party service providers and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of the respective organizations. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapid evolving nature of the threats, targets and consequences. Additionally, unauthorized parties may attempt to gain access to these systems through fraud or other means of deceiving third-party service providers, employees or vendors. HEXO's operations depend, in part, on how well networks, equipment, IT systems and software are protected against damage from a number of threats. These operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. However, if HEXO is unable or delayed in maintaining, upgrading or replacing IT systems and software, the risk of a cybersecurity incident could materially increase. Any of these and other events could result in information system failures, delays and/ or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact HEXO's reputation and results of operations.

In addition, HEXO collects and stores certain personal information about patients who purchase its medical cannabis and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. In addition, theft of data is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such privacy breach or theft could have a material adverse effect on HEXO's business, financial condition, results of operations and prospects.

In addition, there are a number of federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) ("PIPEDA") and where applicable, provincial legislation governing personal health information, protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If HEXO was found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of medical cannabis patient health information, it could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the business, results of operations, financial condition and prospects of HEXO.

Valuation of Biological Assets

Pursuant to IFRS, HEXO measures the value of its biological assets consisting of cannabis plants using the income approach at fair value less costs to sell up to the point of harvest. As market prices are generally not available for biological assets while they are growing, HEXO is required to make assumptions and estimates relating to, among other things, future agricultural commodity yields, prices and production costs. The assumptions and estimates used to determine the fair value of biological assets, and any changes to such prior estimates, directly affect HEXO's reported results of operations. If actual yields, prices, costs, market conditions or other results differ from HEXO's estimates and assumptions, there could be material adjustments to HEXO's results of operations. In addition, the use of these future estimated metrics differs from generally accepted accounting principles in the United States ("U.S. GAAP"). As a result, HEXO's financial statements and reported earnings are not directly comparable to those of similar companies in the United States reporting under U.S. GAAP.

Acquisition and Development Risks

HEXO expects to selectively seek strategic acquisitions. HEXO's ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to it may be limited by the number of attractive acquisition targets, internal demands on HEXO's resources and, to the extent necessary, HEXO's ability to obtain financing on satisfactory terms, if at all. Acquisitions may expose HEXO to additional risks including difficulties in integrating administrative, financial reporting, operational and information systems and managing newly acquired operations and improving their operating efficiency, difficulties in maintaining uniform standards, controls, procedures and policies through all of the HEXO's operations, entry into markets in which HEXO has little or no direct experience; difficulties in retaining key employees of the acquired operations; and disruptions to HEXO's ongoing business. In addition, future acquisitions could result in the incurrence of additional debt, costs, and contingent liabilities to HEXO. HEXO may also incur costs for and divert management attention to potential acquisitions that are never consummated. For acquisitions that are consummated, expected synergies may not materialize. HEXO's failure to effectively address any of these issues could have a material adverse effect on HEXO's business, financial condition, results of operations and cash flows in the future.

Material Weaknesses in Internal Controls Over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), and Rule 13a-15€ and 15d-15(e) under the Securities Exchange Act of 1934 within the U.S., the establishment and maintenance of Disclosure Controls and Procedures ("DCP") and Internal Control Over Financial Reporting ("ICFR") is the responsibility of management. The DCP and ICFR have been designed by management based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to provide reasonable assurance that the Company's financial reporting is reliable and that its financial statements have been prepared in accordance with IFRS.

Irrespective of how well the DCP and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company's objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

The Company maintains a set of DCP designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. An evaluation of the design of DCP was done under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, the material changes to the control environment and the material weaknesses in our ICFR as at July 31, 2020, have been disclosed in our management's discussion and analysis for the fiscal year ended July 31, 2020 (the "MD&A"). The MD&A also discloses the associated remediation activities the Company has begun implementing in order to address these material weaknesses.

If we do not implement new or improved controls, or experience difficulties in implementing them, it could harm our operating results, or we may not be able to meet our reporting obligations. In addition, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price or market value of securities of the Corporation. There is no assurance that we will be able to remediate the material weaknesses we have identified or any additional material weaknesses or significant deficiencies we may identify in future periods, or maintain all of the necessary controls to ensure continued compliance. There is also no assurance that we will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies. Although we intend to devote substantial time to ongoing compliance with this, including incurring the necessary costs associated with therewith, we cannot be certain that we will be successful in complying with these governance requirements.

We do not expect that our DCP and ICFP will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in our reported financial information, which in turn could result in a reduction in the trading price of the common shares.

Business Acquisition

On May 24, 2019, the Company finalized the acquisition of Newstrike. Under NI 52-109, the Company is permitted to limit the scope of its design of DCP and ICFR for a business that was acquired not more than 365 days before the end of the financial period to which the certificate relates. Therefore, the Company will continue to assess the design of controls, evaluate the controls and work to implement the established control structure within the operations of Newstrike and certify such once in a position to do so. During the fiscal year ended July 31, 2020, the Company disposed of the Niagara facility acquired through the acquisition of Newstrike.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If the Company is unable to deal with this growth; that may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Macroeconomic and Other Geo-Political Risks

HEXO's business is subject to risks associated with adverse economic conditions in Canada and globally, including economic slowdown, inflation and the disruption, volatility and tightening of credit and capital markets. Increases in unemployment rates, tax increases, governmental spending cuts or a return of high levels of inflation could adversely affect consumer spending patterns and result in a reduction in consumption of cannabis products in Canada and elsewhere in the world, including HEXO's products. HEXO's business, financial condition, results of operations and prospects may suffer as a result. These conditions could also worsen cash flows, liquidity and access to capital for HEXO and cause and other financial hardships for HEXO and its suppliers, distributors, retailers and clients, thereby adversely impacting HEXO's ability to produce and distribute its products.

In addition, natural disasters, pandemic outbreaks, boycotts, civil unrest and other geo-political disruptions could adversely affect HEXO. These events may damage HEXO's properties, deny HEXO access to an adequate workforce, increase the cost of energy and other raw materials, temporarily or permanently close HEXO's facilities, disrupt the production, supply and distribution of HEXO's products and disrupt HEXO's information systems.

Fraudulent or Illegal Activities by Employees, Contractors or Consultants

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against HEXO, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company's operations, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Significant Obligations as a Public Company

The Company is subject to evolving corporate governance and disclosure regulations that may from time to time increase HEXO's risk of non-compliance, which could adversely impact the price of the Common Shares. The Company is also subject to various rules and regulations as implemented by a number of governmental and self-regulated bodies, including, but not limited to, the Canadian Securities Administration, the TSX and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements.

Industry Research

The trading market for HEXO's Common Shares depends, in part, on the research and reports that securities or industry analysts publish about HEXO and its business. If one or more of the analysts who cover HEXO downgrades its Common Shares or publishes inaccurate or unfavorable research about HEXO's business, the trading price of the Common Shares may decline. In addition, if HEXO's results of operations fail to meet the forecasts of analysts, the trading price of the Common Shares may also decline. If one or more of these analysts cease coverage of HEXO or fail to publish reports on HEXO regularly, demand for HEXO's Common Shares could decrease, which might cause the trading price and trading volume to decline.

Return on Investment Risk

There is no guarantee that an investment in the Offered Shares will earn any positive return in the short or long term. No dividends on the Common Shares have been paid to date. A purchase of Offered Shares under the Offering involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment.

Dividends

HEXO has never declared or paid any dividends on our Common Shares. We intend, for the foreseeable future, to retain our future earnings, if any, to finance our business activities. The payment of future dividends, if any, will be reviewed periodically by our Board and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our business activities, development and growth, and other factors that our Board may consider appropriate in the circumstances.

Investment Company Status

The U.S. Investment Company Act of 1940, as amended (the "Investment Company Act"), prohibits a non-U.S. issuer that is an "investment company" as defined therein from making public offers or sales of securities in the United States. An issuer generally will be deemed to be an "investment company" for purposes of the Investment Company Act if it owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

While we do not currently believe we are an "investment company," we hold assets that are investment securities, including our interest in Truss. We do not control the ability to restructure the Truss arrangement such that it is not an investment security. We also intend to enter into other joint ventures or similar arrangements, which may involve investment securities. If the value of our interest in Truss, in other joint ventures or in other investment securities relative to our total assets were to increase, we may be deemed to be an investment company. In that case, we may not be able to raise additional funds through public offers and sales of securities in the United States. We would not be able to avoid this outcome by registering as an investment company under the Investment Company Act because the Investment Company Act generally prohibits non-U.S. entities from registering and also imposes many restrictions on the capital structure, governance, and activities of registered investment companies, which we would be unable to comply with.

PFIC Risks

If the Company is classified as a "passive foreign investment company" (a "PFIC") within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the "Code") in the current or future tax years, a U.S. holder of Common Shares may suffer adverse U.S. federal income tax consequences. The Company believes that it was not a PFIC for the fiscal year ended July 31, 2019, and based on current business plans and financial expectations, the Company expects that it should not be a PFIC for the current fiscal year and expects that it should not be a PFIC for the foreseeable future. However, the tests for determining PFIC status are based upon the composition of the income and assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future income and assets. Accordingly, there can be no assurance that the Company will not become a PFIC in the future. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either: (i) at least 75% of its gross income is passive income; or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income (which generally includes cash). See "Certain U.S. Federal Income Tax Considerations-Passive Foreign Investment Company Rules" for a discussion of such potential consequences.

Enforceability of Actions Under U.S. Federal Securities Laws

Although the Company has appointed an agent for service of process in the United States, it may be difficult for United States investors to effect services of process or enforcement of actions against the Company or certain of its directors and officers under U.S. federal securities laws. The Company is incorporated under the laws of the Province of Ontario, Canada. All of its directors and officers reside in Canada. Because the assets of the Company and these persons may be located outside the United States, it may be difficult for United States investors to effect service of process in the United States upon the Company or the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under U.S. federal securities laws or other United States laws. There is substantial doubt as to whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities and whether a judgment of a United States court predicated solely upon such civil liabilities would be enforceable in Canada by a Canadian court.

Entry into the United States

Requirements for international travelers wishing to enter the United States are governed by and conducted in accordance with U.S. federal law. Although medical and recreational cannabis may be legal in some U.S. states and Canada, the sale, possession, production and distribution of cannabis containing 0.3% or more THC or the facilitation of the aforementioned remains illegal under U.S. federal law, and significant regulation or the transportation of cannabis across state and national borders continues to apply. Consequently, persons seeking to enter the United States who are not U.S. citizens may be denied entry if the purpose of their visit is related to cannabis or the cannabis industry, and potentially also as a result of other connections to cannabis or the cannabis industry, including investments in cannabis companies.

DIVIDENDS

HEXO has never paid any dividends on the Common Shares. HEXO does not intend to pay any dividends on the Common Shares in the foreseeable future. In addition, HEXO is restricted from paying dividends pursuant to certain solvency tests prescribed under the Business Corporations Act (Ontario) and is currently subject to contractual restrictions on the payment of dividends under its Credit Facility and, if there is any event of default thereunder, the Debentures issued under the Debenture Private Placement. Any decision to pay dividends on the Common Shares in the future will be at the discretion of the Company's Board of Directors and will depend on, among other things, the Company's results of operations, current and anticipated cash requirements and surplus, financial condition, any contractual restrictions and financing agreement covenants, the solvency tests imposed by corporate law and other factors that the Board of Directors may deem relevant.

CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of special shares issuable in series. As of the date of this Annual Information Form, there are 482,465,748 Common Shares issued and outstanding.

The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Company either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company. The Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other disposition of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights. There are no provisions for redemption, purchase for cancellation, surrender or purchase of funds.

The Company has adopted an omnibus long-term incentive plan (the "Omnibus Plan") under which it is authorized to grant stock options, restricted shares, restricted share units, deferred share units, share appreciation rights and retention awards (collectively, "Awards") to officers, directors, employees and consultants. The maximum number of Common Shares reserved for issuance pursuant to Awards that may be granted under the Omnibus Plan is 10% of the issued and outstanding Common Shares as at the date of the grant. The Omnibus Plan is a "rolling" plan or "evergreen plan" under the rules of the TSX. As of July 31, 2020, there were stock options outstanding under the Omnibus Plan exercisable to purchase up to 25,288,328 Common Shares. In addition, during the year ended July 31, 2020,  the Company also issued Restricted Share Units under the Omnibus Plan for 2,348,434 units exercisable to receive Common Shares, which remained outstanding at July 31, 2020. No other Awards have been made under the Omnibus Plan as of the date of this Annual Information Form.

In addition, the Company has adopted a stock option plan (the "Option Plan") under which it was authorized to grant stock options to officers, directors, employees, and consultants. The Omnibus Plan has replaced the Option Plan and no additional stock options will be issued under the Option Plan. At the time the Omnibus Plan was adopted on June 27, 2018, there were stock options to acquire 9,323,396  Common Shares issued under the Option Plan, which are in addition to any Awards which may be made under the Omnibus Plan. As of July 31, 2020, options remained outstanding under the Option Plan which were exercisable to purchase up to 4,305,048 Common Shares.

The Company also assumed the stock option plan of Newstrike (the "Newstrike Option Plan") when it acquired Newstrike in May 2019. Following the acquisition, stock options ceased to be issuable under the Newstrike Option Plan but stock options which existed at the time of the acquisition were thereafter exercisable for Common Shares based on the exchange ratio for the Company's acquisition of Newstrike rather than Newstrike shares. The Company assumed stock options exercisable to acquire a total of 2,011,863 Common Shares under the acquisition. As of July 31, 2020, options remained outstanding under the Newstrike Option Plan exercisable to purchase up to 421,327 Common Shares.

In addition, as of July 31, 2020, the Company also had common share purchase warrants outstanding exercisable to purchase up to 133,517,607 Common Shares with a weighted average exercise price of $1.90.

MARKET FOR SECURITIES

Common Shares

The Common Shares are currently listed and posted for trading on the TSX and the NYSE under the trading symbol "HEXO".

The following table sets forth the reported intraday high and low prices and monthly trading volumes of the Common Shares on the TSX on a monthly basis for the Company's fiscal year ended July 31, 2020.

	TSX PRICE RANGE
MONTH	HIGH	LOW	VOLUME
July 2020	$ 1.10	$ 0.91	50,657,700
June 2020	$ 1.73	$ 0.87	222,202,100
May 2020	$ 1.14	$ 0.56	147,375,600
April 2020	$ 1.18	$ 0.65	81,708,000

March 2020	$ 1.73	$ 0.50	68,840,700
February 2020	$ 2.03	$ 1.42	32,963,300
January 2020	$ 2.66	$ 1.62	74,897,800
December 2019	$ 3.04	$ 1.95	41,340,200
November 2019	$ 3.58	$ 2.06	70,261,200
October 2019	$ 5.50	$ 2.72	69,240,800
September 2019	$ 6.23	$ 5.19	28,470,000
August 2019	$ 6.54	$ 4.93	34,815,400

Notes:

(1)  Source: Yahoo Finance.

The following tables set forth the reported intraday high and low prices and monthly trading volumes of the Common Shares on the NYSE on a monthly basis for the months or partial months in which the Common Shares were listed and posted for trading on the NYSE for the Company's fiscal year ended July 31, 2020.

	NYSE PRICE RANGE
MONTH	HIGH	LOW	VOLUME
July 2020	USD $0.82	USD $0.66	171,014,800
June 2020	USD $1.29	USD $0.65	606,557,400
May 2020	USD $0.89	USD $0.40	359,462,800
April 2020	USD $0.83	USD $0.46	158,873,900
March 2020	USD $1.27	USD $0.35	95,864,000
February 2020	USD $1.53	USD $1.05	83,815,100
January 2020	USD $2.04	USD $1.24	158,971,800
December 2019	USD $2.30	USD $1.48	104,291,800
November 2019	USD $2.70	USD $1.56	123,455,700
October 2019	USD $4.14	USD $2.08	123,890,500
September 2019	USD $4.75	USD $3.91	67,067,000
August 2019	USD $4.95	USD $3.71	70,833,500

Notes:

(1) Source: Yahoo Finance.

Common Share Purchase Warrants

Certain common share purchase warrants of Newstrike which were listed on TSX-V and which expire on June 19, 2023 were assumed by the Company through the acquisition of Newstrike and continue to trade on the TSX-V under the trading symbol "HEXO.WT.A". The following table sets forth the reported intraday high and low prices and monthly trading volumes of the warrants on the TSX-V on a monthly basis for the Company's fiscal year ended July 31, 2020.

	TSX-V Price Range
MONTH	HIGH	LOW	VOLUME
July 2020	$0.02	$0.02	222,500
June 2020	$0.04	$0.02	1,206,243
May 2020	$0.02	$0.01	1,176,940
April 2020	$0.02	$0.01	629,300
March 2020	$0.03	$0.01	1,746,298
February 2020	$0.03	$0.03	1,149,267

January 2020	$0.04	$0.03	1,871,353
December 2019	$0.04	$0.03	1,619,860
November 2019	$0.05	$0.03	2,196,919
October 2019	$0.06	$0.04	2,745,763
September 2019	$0.08	$0.06	2,626,869
August 2019	$0.10	$0.07	1,794,474

Notes:

(1)  Source: TMX Money

PRIOR SALES

The following table summarizes details of the following securities that are not listed or quoted on a marketplace issued by the Company during the Company's fiscal year ended July 31, 2020:

Date	Type of Security Issued	Note	Issuance/Exercise Price per Security	Issued
October 29, 2019	Stock Options	1	$3.30	3,561,311
October 29, 2019	Restricted Share Units	2	$3.30	1,428,449
December 5, 2019	Unsecured Convertible Debentures	3	$3.16	$70,000,000
December 31, 2019	Common Share Purchase Warrants	4	US$2.45	7,485,032
January 22, 2020	Common Share Purchase Warrants	5	US$2.45	5,988,024
January 28, 2020	Stock Options	6	$1.80	293,021
April 13, 2020	Common Share Purchase Warrants	7	$0.96	59,800,000
April 28, 2020	Stock Options	8	$0.69	3,465,322
May 21, 2020	Common Share Purchase Warrants	9	$1.05	31,970,000
June 10, 2020	Common Share Purchase Warrants	10	$1.00	14,746,875
June 26, 2020	Stock Options	11	$1.02	3,787,435
June 26, 2020	Restricted Share Units	12	$2.94	1,010,101
June 30, 2020	Common Shares Purchase Warrants	10	$1.00	3,915,625
July 29, 2020	Stock Options	13	$0.96	838,938

Notes:

(1) The Company granted stock options under its omnibus long-term incentive plan to certain executives which are exercisable for a total of 829,034 Common Shares and non-executive employees which are exercisable for a total of 2,732,277 Common Shares.

(2) The Company granted restricted share units under its omnibus long-term incentive plan to certain executives for a total of 1,428,449 Common Shares.

(3) Represents the Debentures issued by the Company under the Debenture Private Placement.

(4) Represents the December 2019 Warrants issued by the Company under the December 2019 Offering.

(5) Represents the January 2020 Warrants issued by the Company under the January 2020 Offering.

(6) The Company granted stock options under its omnibus long-term incentive plan to certain non-executive employees which are exercisable for a total of 293,021 Common Shares.

(7) Represents the April 2020 Warrants issued by the Company under the April 2020 Offering.

(8) The Company granted stock options under its omnibus long-term incentive plan to certain executives which are exercisable for a total of 900,000 Common Shares and non-executive employees which are exercisable for a total of 2,565,322 Common Shares.

(9) Represents the May 2020 Warrants issued by the Company under the May 2020 Offering.

(10)  Represents the Conversion Warrants issued by the Company under the Early Conversion Option.

(11) The Company granted stock options under its omnibus long-term incentive plan to certain executives which are exercisable for a total of 3,055,025 Common Shares and non-executive employees which are exercisable for a total of 732,410 Common Shares.

(12) Represent restricted share units issued under its omnibus long-term incentive plan to the CEO which give rights Common Shares.

(13) The Company granted stock options under its omnibus long-term incentive plan to non-executive employees which are exercisable for a total of 838,938 Common Shares.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER

To the Company's knowledge, there exist no securities in escrow or that are subject to a contractual restriction on transfer as of the date of this Annual Information Form.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The table below sets out the names, provinces and country of residence of the directors and executive officers of HEXO, their positions and offices with HEXO, the dates since which they have served as a director or executive officer of HEXO, their present principal occupations, and the number and percentage of Common Shares which they beneficially own or over which they have control or direction, directly or indirectly. Each director is elected annually to serve until the earlier of his or her resignation or until his or her successor is elected or appointed.

Name and Residence	Position and Offices Held with the Company	Director or Officer Since (1)	Principal Occupation (2)	Number and % of Common Shares Beneficially Owned or Controlled or Directed, Directly or Indirectly (3)
Sébastien St-Louis Ontario, Canada	President and Chief Executive Officer and Director	August 13, 2013 (10)	Co-founder and Chief Executive Officer of HEXO	6,351,530(6) (1.23%)
Dr. Michael Munzar(4) Québec, Canada	Director and Chair	November 17, 2014 (10)	Medical doctor	2,297,652(7) (0.48%)
Adam Miron Ontario, Canada	Director	August 13, 2013 (10)	Co-founder and director of HEXO	2,250,000(8) (0.47%)
Jason Ewart (4), (5) Ontario, Canada	Director	November 17, 2014 (10)	Director and Executive Vice-President, Capital Markets of Uptempo Inc.	Nil (0.00%)
Vincent Chiara (4),(5) Québec, Canada	Director	November 4, 2016 (10)	President of Groupe Mach Inc.	14,441,472(9) (2.99%)
Emilio Imbriglio (4)(11) Québec, Canada	Director	October 23, 2020	President and CEO of Raymond Chabot Grant Thornton	Nil (0.00%)
Trent MacDonald Ontario, Canada	Chief Financial Officer (Acting)	October 9, 2020	Chief Financial Officer of HEXO	Nil (0.00%)

Donald Courtney Ontario, Canada	Chief Operating Officer	May 22, 2019	Chief Operating Officer of HEXO	Nil (0.00%)
Roch Vaillancourt Quebec, Canada	General Counsel	March 12, 2018	General Counsel of HEXO	20 (0.00%)
Dominique Jones Ontario, Canada	Chief People Officer	September 17, 2018	Chief People Officer of HEXO	Nil (Nil%)
James McMillan Ontario, Canada	Chief Development Officer	January 8, 2020	Chief Development Officer of HEXO	Nil (Nil%)

Notes:

(1) The term of the current directors shall expire at the conclusion of the following annual meeting of the shareholders of the Company.

(2) For details on the principal occupations of the directors and officers during the past five years, see "Biographical Information".

(3) Percentage of securities is calculated from the total number of issued and outstanding shares as of October 23, 2020, being 482,465,748  shares.

(4) Member of the Audit Committee.

(5) Member of the Human Resources and Corporate Governance Committee.

(6) Includes 6,332,030 Common Shares owned of record by 8375739 Canada Inc., which is owned and controlled by Mr. St-Louis.

(7) Includes 2,157,652 Common Shares owned of record by 159927 Canada Inc., which is owned and controlled by Dr. Munzar.

(8) These shares are owned of record by No. 2 Mission Row Inc., which is owned and controlled by Mr. Miron.

(9) Includes 6,171,432  Common Shares owned of record by Casale HC Limited Partnership and 1,245,200 shares owned of record by SMA Trust, which are owned and/or controlled by Mr. Chiara.

(10) Reflects the date of appointment to Predecessor THCX otherwise, since March 15, 2017, the date the Qualifying Transaction was completed and the directors and officers of BFK were replaced by the directors and officers of Predecessor THCX.

(11) Mr. Ewart serves as the Financial Expert of the Company's Audit Committee.

As of the date of this Annual Information Form, the directors and executive officers of the Company, as a group, beneficially own, or control or direct, directly or indirectly, an aggregate 25,340,674  Common Shares, representing 5.25%% of the issued and outstanding Common Shares.

Biographical Information

Sébastien St-Louis - President and Chief Executive Officer and Director

Mr. St-Louis has been the President and Chief Executive Officer of HEXO since August 2013. Mr. St-Louis is also the President and founder of Shield Real Estate Investments Inc., founded in 2012. Prior to that, he served as a Senior Account Manager at the Business Development Bank of Canada from 2008 to 2011 and as Chief Financial Officer of Wholesale Autoparts Warehouses from 2011 to 2012. Mr. St-Louis holds an MBA, DESS, finance from the Université du Québec à Montréal and a Bachelor of Arts from the University of Ottawa.

Dr. Michael Munzar - Director & Chair of the Board

Dr. Munzar is a clinician and is currently serving as Medical Director of Statcare medical clinic in Pointe Claire, Québec. In addition, Dr. Munzar is on the board of directors of Osta Biotechnologies Inc., and has held the position of Vice President of Medical and Regulatory Affairs at Osta since 2005. He served as Medical Director of Nymox Pharmaceutical Corporation (NASDAQ:NYMX) from 1996 to 2004 and as the President of Serex Inc., a wholly owned Subsidiary of Nymox, from 2000 to 2004. Dr. Munzar has experience in the regulatory development of drugs and medical devices. He obtained his MDCM from McGill University in 1979.

Adam Miron - Director

Mr. Miron previously served as the Chief Brand Officer of HEXO from August 2013 to August 2019. Mr. Miron is the co-founder of iPolitics.ca and was its Chief Information Officer from 2010 to 2013.  He was also the National Director of the Federal Liberal Commission from 2007 to 2009 and was responsible for the Liberal Party of Canada's online election campaigns. He has experience with online marketing and sales, and brand development. Mr. Miron has also run political campaigns in Canada and abroad.

Jason Ewart -Director

Mr. Ewart currently serves as a Director and Executive Vice President, Capital Markets of Uptempo Inc. Mr. Ewart is the co-founder and former CEO of the Canadian merchant bank, Fountain Asset Corp from 2003 to 2017.  Mr. Ewart was a market analyst with A&E Capital Funding Inc. and Bradstone Equity Partners Inc. between 1998 and 2002 and Vice President of Quest Investment Corporation between 2002 and 2003. He is a board member of Marathon Mortgage Corp., Attorneys Title Guarantee Fund Inc., and the Northumberland Community Futures Development Corp. Mr. Ewart is a member of the Institute of Corporate Directors (ICD) in Canada. Mr. Ewart holds an economics degree from McGill University.

Vincent Chiara - Director

Mr. Chiara is the President and sole owner of Groupe Mach Inc. ("Mach"). He began his career in 1984 as a lawyer specializing in real estate transactions and corporate litigation. In 1999 he ceased practicing law and focused on real estate acquisitions and property development through Mach, a private holding company. Mach and its affiliates hold significant investments representing approximately 19 million square feet of real estate (office, retail, residential, industrial and hotel) located primarily in Montreal and Québec City, including the Stock Exchange Tower, the CIBC Tower, the Sun Life Building, the CBC Tower and the University Complex. Mach continues to acquire and redevelop properties across North America while maintaining its institutional reputation within the market.

Emilio Imbriglio - Director

Mr. Imbriglio is currently the President and CEO of Raymond Chabot Grant Thornton, a position he has held since 2013. He is a member of the Strategy Committee and Board of Governors of Grant Thornton International Ltd., representing over 140 countries, as well as Chair of its Budget and Audit Committee. An entrepreneur himself, Mr. Imbriglio has played a leading role in developing efficient teams and was the head of the Corporate Finance Consulting Group for almost 10 years. In addition to his financial executive experience, Mr. Imbriglio was a professor at Concordia and McGill universities for 18 years. He is actively involved in the community and is a member of the Board of Directors of Société Générale Canada and Finance Montréal. Mr. Imbriglio holds a B.Comm. (Honours, Accounting) and a Graduate Diploma in Accounting from Concordia University, and a Master of Business Administration (Real Estate Finance and MIS) from McGill University. Mr. Imbriglio is a Chartered Professional Accountant (FCPA, FCA).

Trent MacDonald - Chief Financial Officer (Acting)

Mr. MacDonald has more than 15 years of financial executive experience, working for both publicly listed and private enterprises.  Prior to becoming CFO at HEXO, he served as the CFO for Rx Drug Mart, a private pharmacy operator/consolidator, helping to guide it through significant growth in sales. Prior to that, he served as Vice President Finance of Indigo (TSX: IDG) and Vice President Finance for some of Sobeys' (TSX: EMP.A) largest divisions and regions. Throughout his career, he has focused extensively on strategic, profitable growth, designing and implementing processes and solutions to ensure operational effectiveness and scalability. In addition to his financial executive experience, Mr. MacDonald is an award-winning entrepreneur, having owned and operated successful businesses across several different industries, from aquaculture and industrial services, to men's grooming product retail and barbering. He holds a BBA (Honours, Accounting and Finance) from St. Francis Xavier University and is a Chartered Professional Accountant (CPA, CA). He has held accounting positions at Deloitte and Crowe Soberman.

Donald Courtney - Chief Operating Officer

Mr. Courtney has over 20 years of experience in senior operations positions across several industries, including the cannabis industry. He brings extensive experience with several global food and beverage organizations including Marc Inc, Pepsi Bottling Group and Vincor International and experience in the technology sector with Christie Digital and LG Electronics. Most recently, Mr. Courtney served as the Chief Operating Officer for MedReleaf.

Roch Vaillancourt - General Counsel

Mr. Vaillancourt has been HEXO's General Counsel since March 2018. Roch brings almost 25 years of business and legal experience to his role as General Counsel and Corporate Secretary. Roch has been involved in several successful business ventures, both as an executive and legal advisor which earned him inclusion as one of Canada's top 100 General Counsels (Legal 500 GC Powerlist -2016). As General Counsel, Roch plays an integral role in crafting all aspects of the company's business and legal strategy, including contract negotiations, ensuring regulatory compliance, managing legal and regulatory issues, and supporting management and the Board of Directors in all legal issues.

Dominique Jones - Chief People Officer

Ms. Jones offers more than 20 years' experience in leading organizations through periods of exceptional growth, with a career spanning six industries and three continents. Most recently, Dominique served as Chief Operating Officer for an education software company and before that as Chief People Officer of Halogen Software, where she led the company's people through an IPO to sale. Of particular note, Dominique led significant culture change initiatives and designed and implemented award-winning leadership and high-potential development programs. She brings to the team a passion for coaching and team-building.

James McMillan - Chief Development Officer

Mr. McMillan brings more than 20 years of executive experience in strategic sales, marketing and business development with an entrepreneurial spirit, strong negotiating skills, and expertise in developing growth markets to his role as our Chief Development Officer. A graduate of Concordia University (Bachelor of Commerce, Marketing/Finance), James has an established track-record of creating successful business development opportunities, building growth organizations, and establishing lasting customer relationships in diverse fields including telecommunications, consumer electronics, emerging technologies, enterprise software and now cannabis across both Canada and international markets.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

1. is, as of the date of this Annual Information Form, or has been within the last ten (10) years of the date of this Annual Information Form, a director, chief executive officer or chief financial officer or any company that while acting in such capacity, the company:

(a) was subject to a cease trade order, a similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than thirty (30) consecutive days; or,

(b) was subject to a cease trade order, a similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than thirty (30) consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director, or

2. has, within the ten (10) years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a received, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

1. any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

2. any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The Company may from time to time become involved in transactions which conflict with the interests of the directors and the officers of the Company. The interest of these persons could conflict with those of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interest of the Corporation.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no material legal proceedings that HEXO is or was a party to, or that any of its property is or was the subject of, during the year ended July 31, 2020, and no such proceedings are known by HEXO to be contemplated, other than the following:

  As of July 31, 2020, the Company is named as a defendant in securities class actions that have been filed in superior courts of the provinces of Quebec and Ontario and in the Supreme Court of the State of New York and the U.S. District Court for the Southern District of New York. One or more of the Company's current and/or former officers and directors, and/or certain underwriters of past public offerings by the Company are also named as defendants in certain of the actions. The lawsuits assert causes of action under Canadian and U.S. securities legislation and at common law, in connection with statements made by the defendants that are alleged to have been materially false and/or misleading statements and their alleged failure to disclose material adverse facts. The alleged misrepresentations relate to, among other things, the Company's forward-looking information, including but not limited to the Company's forecast revenues for Q4 2019 and fiscal 2020, its inventory, "channel stuffing" and the Company's supply agreement with the Province of Quebec. As at the date hereof, the amounts claimed for damages in each of these actions have not been quantified. These actions are in a preliminary stage and have not yet been certified as class actions.
  As of July 31, 2020, the Company is named as a defendant in a proposed consumer protection class action filed on June 16, 2020, in the Court of Queens' Bench in Alberta on behalf of residents of Canada who purchased cannabis products over specified periods of time. Several other licensed producers are also named as co-defendants in the action. The lawsuit asserts causes of action, including for breach of contract and breach of consumer protection legislation, arising out of allegations that the Tetrahydrocannabinol (THC) or Cannabidiol (CBD) content of medicinal and recreational cannabis products sold by the Company and the other defendants to consumers was different from what was advertised on the products' labels. Many of the cannabis products sold by the Company and other defendants were allegedly sold to consumers in containers using plastic bottles or caps that may have rapidly absorbed or degraded the THC or CBD content within them. By allegedly over-representing the true amount of THC or CBD in the products, the plaintiff claims that consumers would be required to consume substantially more product than they otherwise would have in order to obtain the desired effects or, in the alternative, would have consumed the product without obtaining the desired effects. The action has not yet been certified as a class action.

  During the year ended July 31, 2020, the Company became subject to a lawsuit filed against HEXO Operations by Medipharm Labs Inc. ("Medipharm") seeking $9.8 million for alleged non-payment of cannabis resin it supplied to HEXO Operations pursuant to a supply agreement dated February 11, 2019 between Medipharm and HEXO Operations' former subsidiary, Up Cannabis, which was a subsidiary of Newstrike and was amalgamated with HEXO Operations, together with Newstrike and certain other affiliates, in August 2019. HEXO intends to vigorously defend itself against the claim and has filed a defence and counterclaim which alleges, among other things, that the supply agreement is void as it was entered into in bad faith. The full amount of Medipharm's claim is contested by the Company, and the Company is seeking repayment of the full value of the supply agreement in the amount of $35 million from Medipharm in its counterclaim.

For additional information on legal proceedings involving HEXO, see "General Development of the Business - Three Year History - Litigation".

The Company is not aware of any penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority, any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor making an investment decision, or any settlement agreements the Company has entered into before a court relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this Annual Information Form and in the consolidated financial statements of the Company for the fiscal year ended July 31, 2020, no director or executive officer of HEXO, no shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, nor any associate or affiliate of such persons, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years of the Company or during the current financial year that has materially affected or is reasonably expected to materially affect HEXO or any of its subsidiaries.

TRANSFER AGENT AND REGISTAR

The transfer agent and registrar of the Company is TSX Trust Company at its offices in Toronto, Ontario. The co-transfer agent for the Company in the United States is Continental Stock Transfer & Trust Company at its offices in New York, New York.

MATERIAL CONTRACTS

Except for the contracts noted below and contracts entered into in the ordinary course of business, there are no material contracts entered into by the Company during the Company's fiscal year ended July 31, 2019 or entered into before the fiscal year ended July 31, 2019 and which are still in effect:

1. the lease dated October 30, 2018 between HEXO Operations and Belleville Complex Inc. with respect to the Company's Belleville facility, as amended by a lease amending agreement between HEXO Operations and Belleville Complex Inc. dated October 22, 2019;

2. the credit agreement dated February 14, 2019 between the Company and the Lenders with respect to the credit facility the Lenders have provided to the Company;

3. the arrangement agreement dated March 12, 2019 between the Company and Newstrike;

4. the supplemental warrant indenture dated May 24, 2019 among the Company, Newstrike (now HEXO Operations) and TSX Trust Company with respect to the common share purchase warrants of Newstrike which expire on June 19, 2023;

5. the indenture dated December 5, 2019 between the Company and TSX Trust Company as trustee with respect to the Debentures issued under the Debenture Private Placement, as amended by the first supplemental indenture dated May 29, 2020 between the Company and TSX Trust Company as trustee;

6. the warrant indenture dated April 13, 2020 between the Company and TSX Trust Company as warrant agent with respect to the April 2020 Warrants issued under the April 2020 Offering which expire on April 13, 2025;

7. the warrant indenture dated May 21, 2020 between the Company and TSX Trust Company as warrant agent with respect to the May 2020 Warrants issued under the May 2020 Offering which expire on May 21, 2025; and

8. the warrant indenture dated June 5, 2020 between the Company and TSX Trust Company as warrant agent with respect to the Conversion Warrants issued under the Early Conversion Option which expire on June 10, 2023 and June 30, 2023.

AUDIT COMMITTEE INFORMATION

The Audit Committee has the primary function of fulfilling its responsibilities in relation to reviewing the integrity of the Company's financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring the Company's compliance with legal and regulatory requirements, selecting the external auditor for shareholder approval; reviewing the qualifications, independence and performance of the external auditor; and reviewing the qualifications, independence and performance of the Company's internal auditors. The Audit Committee has specific responsibilities relating to the Company's financial reports; the external auditor; the internal audit function; internal controls; regulatory reports and returns; legal or compliance matters that have a material impact on the Company; and the Company's whistleblowing procedures. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditor and key management members.

Composition and Relevant Education and Experience

As of the date hereof, the Audit Committee consists of Jason Ewart (chairman), Vincent Chiara, Michael Munzar and Emilio Imbriglio, all of whom are "independent", and all of whom are "financially literate" within the meaning of National Instrument 52-110 - Audit Committees. Each of the Audit Committee members has an understanding of the accounting principles used to prepare the Company's financial statements, experience preparing, auditing, analyzing or evaluating comparable financial statements and experience as to the general application of relevant accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. Information concerning the relevant education and experience of the Audit Committee members can be found in "Directors and Officers" above.

Audit Committee Charter

The full text of the Audit Committee's charter is disclosed in Schedule "A".

Pre-Approval Policies and Procedures

The Audit Committee will pre-approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services but preapproval by such member or members so delegated shall be presented to the full Audit Committee at its first scheduled meeting following such pre-approval.

External Auditor Service Fees

The following table sets forth, by category, the fees for all services rendered by the Company's current and former external auditors, PricewaterhouseCoopers LLC and MNP LLP, respectively, for the fiscal year ended July 31, 2020 (including estimates) and the comparative period fiscal year ended July 31, 2019. The table is inclusive of the relevant fees for each service associated with the subsidiaries of Company.

The Company changed its auditor to PricewaterhouseCoopers LLP ("PWC") from MNP LLP ("MNP") on January 31, 2020. In accordance with the requirements of NI 51-102, a change of auditor notice and related materials have been filed under HEXO's profile on SEDAR. There were no "reportable events" (within the meaning of NI 51-102) involving PWC or MNP.

             PWC Audit Service Fees (in '000's)

	July 31, 2020	July 31, 2019
Audit Fees(1)	$740	$Nil
Audit Related Fees(2)	$34	$Nil
Tax Fees	$Nil	$Nil
All Other Fees(3)	$226	$Nil

Notes:

(1) Includes fees for the performance of the annual audit and quarterly reviews of the financial statements.

(2) Denotes fees related to assurance and translation services not included in (1), in regard to the performance of the annual audit and quarterly reviews of the financial statements.

(3) Includes fees for services related to prospectus and supplement review and regulatory reviews.

MNP Audit Service Fees (in '000's)

	July 31, 2020	July 31, 2019
Audit Fees(1)	$243	$950

Audit Related Fees(2)	$Nil	$Nil
Tax Fees	$Nil	$20
All Other Fees(3)	$144	$Nil

Notes:

(1) Includes fees for the performance of quarterly reviews of the financial statements.

(2) Denotes fees related to assurance services not included in (1), in regard to the performance of the annual audit and quarterly reviews of the financial statements.

(3) Includes fees for services related to assistance with prospectus and supplement review, accounting advisory and business acquisition report review.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Professional Accountants is the auditor of the Company. PricewaterhouseCoopers LLP is independent of the Company accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the Public Company Accounting and Oversight Board.

The Company changed its auditor to PricewaterhouseCoopers LLP from MNP LLP on January 31, 2020. MNP LLP was independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the applicable rules and regulations adopted by the Public Company Accounting Oversight Board (United States) and the SEC until January 31, 2020.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under its profile on SEDAR at www.sedar.comhttp://www.sedar.com/ and on EGDAR at www.sec.gov.

Additional information relating to HEXO, including with respect to directors' and officers' remuneration and indebtedness, principal holders of its securities, and securities authorized for issuance under equity compensation plans, is contained in the Company's information circular for its most recent annual meeting of security holders that involves the election of directors.

Additional financial information for HEXO is provided in the audited annual consolidated financial statements and management's discussion and analysis of HEXO for the year ended July 31, 2020, which are available for viewing under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

SCHEDULE A

Audit Committee Charter

Approved: June 28, 2017

Reviewed and updated: June 10, 2020

AUDIT COMMITTEE CHARTER

1. Purpose

The Audit Committee (the "Committee") is a standing committee of the Board of Directors (the "Board") of HEXO Corp. (the "Corporation") appointed for the purpose of assisting the Board in fulfilling its oversight responsibilities for (i) the integrity of the Corporation's financial statements,

(ii) the Corporation's compliance with legal and regulatory requirements, (iii) the qualifications and independence of the auditor of the Corporation (the "external auditor"), and (iv) the performance of the internal audit function and the external auditor.

The Committee has been established to comply and function in accordance with applicable corporate and securities law requirements, including Section 158 of the Business Corporations Act (Ontario), National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators and Rule 10A-3 under the United States Securities Exchange Act of 1934, and the rules of the stock exchanges on which the Corporation's shares are listed ("Applicable Laws and Rules").

2. Authority

The Committee has authority to conduct or authorize investigations into any matter within its scope of responsibility. It is empowered to:

a. Recommend to the Board the public accounting firm to be nominated for appointment by the Corporation's shareholders as the external auditor, including the external auditor's compensation, and oversee the work of the external auditor. The external auditor will report directly to the Committee.

b. Resolve any disagreements between management and the external auditor regarding financial reporting.

c. Pre-approve permitted non-audit services performed by the Corporation's external auditor.

d. Retain independent counsel, accountants, or others to advise the Committee or assist in its duties and to set and pay their applicable compensation.

e. Meet and communicate with the Corporation's officers, employees, external auditor or outside counsel, as necessary and communicate directly with the

Corporation's shareholders.

f. Delegate authority, to the extent permitted by Applicable Laws and Rules, to one or more designated members of the Committee, including the authority to pre- approve all permitted non-audit services, provided that such decisions are reported to the full Committee at its next scheduled meeting.

3. Composition

a. The Committee shall consist of a minimum of three members, all of whom shall be directors of the Corporation.

b. Each Committee member shall be independent within the meaning of Applicable Laws and Rules.

c. Each Committee member shall be financially literate within the meaning of Applicable Laws and Rules, such that he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

d. At least one Committee member shall have accounting or related financial management expertise as interpreted by the Board in its business judgment.

e. The Human Resource and Corporate Governance Committee will recommend to the Board applicable directors for appointment to the Committee and the Chair of the Committee.

f. If and whenever a vacancy exists on the Committee, the remaining members may exercise all of its powers so long as there continues to be at least three members on the Committee. If at any time a vacancy exists on the Committee that the Board is required to fill, the Board may appoint a new member to fill such vacancy by ordinary resolution of the Board.

g. The Board or the Committee may, from time to time, establish policies limiting the number of audit committees which Committee members may be appointed to. If a Committee member simultaneously serves on the audit committees of more than three public companies, the Board must determine that such simultaneous service would not impair the ability of such member to effectively serve on the Committee and shall disclose such determination.

4. Meetings

a. The time and place of the meetings of the Committee, the calling of meetings and the procedure in all things at such meetings shall be determined by the Chair of the Committee.

b. The Committee must meet at least four times per year, and at least annually with each of management and the external auditor privately and in executive session without the presence of management.

c. A majority of the members of the Committee shall constitute a quorum for the transaction of business at a meeting.

d. At any meeting, each Committee member shall have one vote and any question shall be decided by a majority of the votes cast by the Committee members, except where only two members are present, in which case any question shall be decided unanimously.

e. Any decision or determination of the Committee reduced to writing and signed by all of the members of the Committee shall be fully as effective as if it had been made at a meeting duly called and held.

f. The Chair, if present, will act as the chair of meetings of the Committee. For any meeting at which the Committee Chair is absent, the Chair of the meeting shall be the person present who shall be decided upon by all members present.

g. The Committee may invite such officers, directors and employees of the Corporation as it deems necessary or advisable from time to time to attend meetings of the Committee and assist in the discussion and consideration of the duties of the Committee.

h. The external auditor shall receive notice of and have the right to attend any meetings of the Committee, at the Corporation's expense, except such part of the meeting, if any, which is a private session not involving the external auditor.

i. Following a Committee meeting, the Committee Chair shall report on the Committee's activities to the Board at the next Board meeting.

j. The Committee must keep and approve minutes of its meetings in which shall be recorded all decisions and actions taken by it, which minutes must be made available to the Board as soon as practicable after each meeting of the Committee.

5. Chair

The Chair of the Committee has the powers and responsibilities set forth in Schedule "A" hereto.

6. Responsibilities

The Committee must:

a. Recommend to the Board the public accounting firm to be nominated for appointment by the Corporation's shareholders as the external auditor, including the external auditor's compensation, and oversee the work of the external auditor.

b. Review and discuss the annual audited financial statements and quarterly financial statements with management and the external auditor, including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A"), including the discussion of critical accounting estimates included therein.

c. Review and recommend to the Board for approval, prior to public disclosure, the annual and quarterly financial statements, MD&A and annual and interim financial results press releases.

d. Review and recommend to the Board for approval, prior to public disclosure, any financial information and earnings guidance provided externally, including to analysts and rating agencies if applicable. This review may be general (i.e., the types of information to be disclosed and the type of presentations to be made).

e. Review significant accounting and reporting issues and understand their impact on the financial statements, including but not limited to:

(i) complex or unusual transactions and highly judgmental areas;

(ii) major issues regarding accounting principles and financial statement presentation, including any significant changes in the Corporation's selection or application of accounting principles;

(iii) unusual or sensitive matters such as disclosure of related party transactions, significant non-recurring events, significant risks and changes in provisions, estimates or provisions included in any financial statements

(iv) any significant variances with comparative reporting periods; and

(v) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation.

f. Review analyses prepared by management and/or the external auditor relating to significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of the selection or application of the Corporation's accounting principles.

g. Review disclosures made by the Chief Executive Officer and the Chief Financial Officer during the certification process about significant deficiencies or material weakness in the design or operation of internal controls or any fraud that involves management or other employees who have a significant role in the Corporation's internal controls and, if applicable, understand the basis upon which the certifying officers concluded that any particular deficiency or combination of deficiencies did or did not constitute a material weakness.

h. Review compliance with covenants under any loan agreements.

i. Review disclosure requirements for commitments and contingencies.

j. Review with management and the external auditor the results of the audit, including any problems or difficulties encountered. This review will include any restrictions on the scope of the external auditor's activities or on access to requested information, management's response to the external auditor and any significant disagreements with management, and adjustments raised by the external auditor, whether or not included in the financial reports.

k. Satisfy itself that adequate procedures are in place, and periodically assess the adequacy of those procedures, for the review of any public disclosure of financial information extracted or derived from the financial statements, other than the statements themselves, the MD&A or the press releases referred to above.

l. Annually review and assess the Corporation's policies in effect from time to time, including its Disclosure and Confidentiality Policy, Disclosure Controls and Procedures, Disclosure Committee Charter and Whistleblower Policy and make recommendations to the Board.

7. Internal Control

The Committee shall also:

a. Consider the effectiveness of the Corporation's system for internal control over financial reporting, including information technology security and control.

b. Review the scope of the external auditor's review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management's responses and any special audit steps adopted in light of material control deficiencies.

c. Review the external auditor's management letters and management's responses to such letters.

d. As requested by the Board, discuss with management and the external auditor the Corporation's identifiable risks arising from any financial, operational or other deficiencies, the adequacy and effectiveness of the Corporation's accounting and financial controls relating thereto, and the steps management has taken to monitor and control identified risks.

e. Quarterly review the Corporation's disclosure controls and procedures, including any significant deficiencies in, or material non-compliance with same, and the steps management has taken to monitor and control such deficiencies or instances of non- compliance.

8. External Audit

The Committee shall also:

a. Review the external auditor's proposed audit scope and approach.

b. Review the performance of the external auditor.

c. Annually obtain and review the report of the external auditor on matters required to be communicated to the Committee under Section 5135 (auditors' responsibility to consider fraud) and Section 5751 (communications with those having oversight responsibility for the financial reporting process - independence) of the Canadian Institute of Chartered Accountants handbook, and including: the external auditor's internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the external auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditor, and any steps taken to deal with any such issues; and (to assess the external auditor's independence) all relationships between the external auditor and the Corporation.

d. Report any conclusions with respect to the external auditor to the Board.

e. Establish and periodically assess the Corporation's hiring policies for partners, employees and former partners and employees of the current or prior external auditor.

f. At least once per year, meet privately with the external auditor to discuss any matters that the Committee or the external auditor believes should be discussed privately.

g. Resolve any disagreements between management and the external auditor regarding financial reporting.

h. Review and pre-approve, in accordance with Applicable Laws and Rules, all non- audit services to be provided by the Corporation's external auditor, taking into consideration whether the delivery of non-audit services will interfere with the independence of the external auditor. The Committee may from time to time establish specific pre-approval policies and procedures in accordance with Applicable Laws and Rules.

i. The pre-approval of non-audit services may be delegated to one or more independent members of the Committee, provided that such pre-approval is presented to the Committee at its first scheduled meeting following such approval. The pre-approval requirement is satisfied with respect to the provision of de minimis non-audit services if:

(i) the aggregate amount of all such non-audit services provided to the Corporation which were not pre-approved constitutes not more than 5% of the total amount of fees paid by the Corporation and its subsidiaries to the external auditor during the fiscal year in which the non-audit services are provided;

(ii) the services were not recognized by the Corporation or its subsidiaries, at the time of the engagement, to be non-audit services; and

(iii) the services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

9. Compliance

The Committee shall also:

a. Annually review the effectiveness of the Corporation's system of monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) of any instances of non- compliance.

b. Establish and periodically assess the adequacy of procedures for: (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by employees regarding questionable accounting or auditing matters.

c. Review findings of any examinations by regulatory agencies, and any external auditor's observations made regarding those findings.

d. Review the process for communicating the Code of Business Ethics to Corporation personnel, and for monitoring compliance therewith.

10. Reporting Responsibilities

The Committee shall also:

a. Report to the Board about Committee activities and issues that arise with respect to the quality or integrity of the Corporation's financial statements, the Corporation's compliance with legal or regulatory requirements, the performance and independence of the Corporation's external auditor and internal controls over financial reporting.

b. Report to the Board, at least quarterly, on the implementation of internal controls systems and provide a periodic update on the status of the Corporation's internal control systems.

c. Review any other reports the Corporation issues that relate to Committee responsibilities.

d. Liaise with the external auditor and the Board to ensure that any material issues that have arisen related to compliance and governance have been addressed and that appropriate actions have been identified and undertaken to mitigate the issues identified.

e. The Committee shall at least annually evaluate its own performance and the contents of this Charter, including Schedule "A" attached hereto, and recommend to the Board such changes to the Charter as the Committee deems appropriate.

11. Other responsibilities

The Committee shall also:

a. Review and discuss with management the Corporation's major policies with respect to risk assessment and risk management.

b. Perform other activities related to this Charter as requested by the Board.

c. Institute and oversee special investigations as required with respect to the discharge of the Committee's duties hereunder.

d. Ensure appropriate disclosure of this Charter as may be required by Applicable Laws and Rules.

Schedule "A" HEXO Corp.

Audit Committee Chair Person Description

In addition to the duties and responsibilities set out in the by-laws and any other applicable charter, mandate or position description, the chair (the "Chair") of the Audit Committee (the "Committee") of HEXO Corp. shall be an independent director who has the duties and responsibilities described below.

1. Provide overall leadership to enhance the effectiveness of the Committee, including:

(a) overseeing the structure, composition, membership and activities delegated to the Committee;

(b) chairing every meeting of the Committee and encouraging free and open discussion at the meeting of the Committee;

(c) scheduling and setting the agenda for Committee meetings with input from other Committee members, the Chair of the Board of Directors and management as appropriate;

(d) facilitating the timely, accurate and proper flow of information to and from the Committee;

(e) arranging for management, internal personnel, external advisors and others to attend and present at Committee meetings as appropriate;

(f) arranging sufficient time during Committee meetings to fully discuss agenda items;

(g) encouraging Committee members to ask questions and express viewpoints during meetings, and

(h) taking all other reasonable steps to ensure that the responsibilities and powers of the Committee, as outlined in its Charter, are well understood by the Committee members and executed as effectively as possible.

2. Foster ethical and responsible decision making by the Committee and its individual members.

3. Encourage the Committee members to meet separately from the scheduled Committee meetings to ensure that all members have an opportunity to be fully informed of information that will be addressed by the Committee during the meeting.

4. Following each meeting of the Committee, report to the Board of Directors on the activities, findings and any recommendations of the Committee.

5. Carry out such other duties as may reasonably be requested by the Board of Directors.